UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ **Form C: Offering Statement**
☐ **Form C-U: Progress Update;**
X **Form C/A: Amendment to Offering Statement:**
☐
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: PowerLink Digital Partners I, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: NV

Date of organization: 06/20/2024

Physical address of issuer: 500 7th Avenue, New York, NY 10018

Website of issuer: *www.powerlinkdigitalpartners.com*

Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: DEALMAKER SECURITIES LLC

CIK number of the intermediary: 0001872856

SEC file number of intermediary: 008-70756

CRD number, if applicable, of intermediary: 315324

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering
amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the
offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by DealMaker Securities LLC, the Issuer is required to pay to DealMaker Securities LLC a fee consisting of an eight and one-half percent (8.5%) cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $2,000 monthly fee for platform services payable to a DealMaker Securities LLC affiliate.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

None

Type of security offered: Common Stock

Target number of securities to be offered: 1,633

Price (or method for determining price): $6.00

Target offering amount: $9,993.96, inclusive of investor processing fee

Oversubscriptions accepted: [X] Yes [ ] No

If yes, disclose how oversubscriptions will be allocated: [ ] Pro-rata basis [ ] First-come, first-served basis

[X] Other – provide a description: At the Company's discretion

Maximum offering amount (if different from target offering amount): $4,999,997.16, inclusive of investor processing fee

Deadline to reach the target offering amount: December 1, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

Total Assets:	Most recent fiscal year-end:	10,711	Prior fiscal year-end:	
Cash & Cash Equivalents:	Most recent fiscal year-end:	71	Prior fiscal year-end:	
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Short-term Debt:	Most recent fiscal year-end:	162,109	Prior fiscal year-end:	
Long-term Debt:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	
Net Loss:	Most recent fiscal year-end:	-164,653	Prior fiscal year-end:	

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code
X	**Alabama**	**AL**
X	**Alaska**	**AK**
X	**Arizona**	**AZ**
X	**Arkansas**	**AR**
X	**California**	**CA**
X	**Colorado**	**CO**
X	**Connecticut**	**CT**
X	**Nevada**	**DE**
X	**Florida**	**FL**
X	**Georgia**	**GA**
X	**Hawaii**	**HI**
X	**Idaho**	**ID**
X	**Illinois**	**IL**
X	**Indiana**	**IN**
X	**Iowa**	**IA**
X	**Kansas**	**KS**
X	**Kentucky**	**KY**
X	**Louisiana**	**LA**
X	**Maine**	**ME**
X	**Maryland**	**MD**
X	**Massachusetts**	**MA**
X	**Michigan**	**MI**
X	**Minnesota**	**MN**
X	**Mississippi**	**MS**

	Jurisdiction	Code
X	**Montana**	**MT**
X	**Nebraska**	**NE**
X	**Nevada**	**NV**
X	**New Hampshire**	**NH**
X	**New Jersey**	**NJ**
X	**New Mexico**	**NM**
X	**New York**	**NY**
X	**North Carolina**	**NC**
X	**North Dakota**	**ND**
X	**Ohio**	**OH**
X	**Oklahoma**	**OK**
X	**Oregon**	**OR**
X	**Pennsylvania**	**PA**
X	**Rhode Island**	**RI**
X	**South Carolina**	**SC**
X	**South Dakota**	**SD**
X	**Tennessee**	**TN**
X	**Texas**	**TX**
X	**Utah**	**UT**
X	**Vermont**	**VT**
X	**Virginia**	**VA**
X	**Washington**	**WA**
X	**West Virginia**	**WV**
X	**Wisconsin**	**WI**

	Jurisdiction	Code
X	**District of Columbia**	**DC**
X	**American Samoa**	**B5**
X	**Guam**	**GU**
X	**Puerto Rico**	**PR**
X	**Northern Mariana Island**	**1V**
X	**Virgin Islands**	**VI**
X	**Alberta**	**A0**
X	**British Columbia**	**A1**
X	**Manitoba**	**A2**
X	**New Brunswick**	**A3**
X	**Newfoundland**	**A4**
X	**Nova Scotia**	**A5**
X	**Ontario**	**A6**
X	**Prince Edward Island**	**A7**
X	**Quebec**	**A8**
X	**Saskatchewan**	**A9**
X	**Yukon**	**B0**
X	**Canada (Federal Level)**	**Z4**

X	**Missouri**	**MO**		X	**Nevada**	**WY**

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the
requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

PowerLink Digital Partners I, Inc.
(Issuer)

/s/ William B. Hoagland , CEO
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ William B. Hoagland
(Signature)

Director, CEO, Principal Executive Officer,
Principal Accounting and Financial Officer
(Title)

January 28, 2026
(Date)

Exhibit A

EXHIBIT A TO FORM C – OFFERING STATEMENT

POWERLINK DIGITAL PARTNERS I, INC.
Target Offering Amount of $9,993.96
Maximum Offering Amount of $4,999,997.16

PowerLink Digital Partners I, Inc. (the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of 1,633 ("**Target Offering Amount**"), and up to a maximum of 816,993 ("**Maximum Offering Amount**") shares of common stock of the Company (the "**Securities**" or "**Shares**"), at a price of $6.00 per Share (this **"Offering**"). In addition, investors will be charged a fee of 2% of their respective investment amounts ("**Investor Processing Fee**"), for an effective price per Share equal to $6.12, Target Offering Amount of $9,993.96, and Maximum Offering Amount of $4,999,997.16. The Broker will receive a cash commission on this fee. The Investor Processing Fee will be rounded to the nearest whole cent. The minimum investment per investor is 82 Shares, or $501.84 with the Investor Processing Fee.

We must raise an amount equal to or greater than the Target Offering Amount by December 1, 2026 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction. You may cancel an investment commitment up until 48 hours prior to the Offering Deadline, or such earlier time as the Company designates for your closing pursuant to Regulation CF, using the cancellation mechanism provided via our investment portal.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in an escrow account ("**Escrow Account**") with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE

MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 3.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is December 30, 2025.

TABLE OF CONTENTS

ABOUT THIS FORM C	9
CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS	9
SUMMARY	10
OFFICERS AND DIRECTORS OF THE COMPANY	13
PRINCIPAL SECURITY HOLDERS	16
BUSINESS	16
RISK FACTORS	19
THE OFFERING	46
DESCRIPTION OF SECURITIES	50
FINANCIAL CONDITION OF THE COMPANY	54
ADDITIONAL INFORMATION	57

[*Remainder of page intentionally left blank*]

ABOUT THIS FORM C

You should rely only on the information contained in the Form C of which this Offering Statement is a part, including its exhibits (the "**Form C**"). We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company only via its investment portal, which comments and responses will be viewable by the public.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C, including its exhibits, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical facts or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and its exhibits are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update

any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

The Company is a next-generation energy infrastructure, commodities and digital trust platform. Our focus is to unlock value from stranded and waste energy and mineral resources through a combination of modular clean tech, circular economy systems, and blockchain-based transparency tools.

By harnessing innovation and environmental stewardship, we aim to reduce waste, combat climate change, and deliver renewable energy that benefits communities, businesses, and the planet.

We are conducting this offering to support the deployment of our energy conversion and data integrity systems across multiple geographies, with initial operations in the United States and Africa.

Capital Structure

The Company is authorized to issue 200,000,000 shares of capital stock in the aggregate, consisting of: (i) 190,000,000 Shares and (iii) 10,000,000 shares of preferred stock, all of which have been designated as Series A Preferred Stock. As of the date of this offering statement, the Company has approximately13,250,002 Shares of common stock, and 5,0000 shares of Series A Preferred Stock issued and outstanding. Assuming this Offering is fully capitalized, we would have 14,066,9995 Shares of common stock and 5,000 shares of preferred stock issued and outstanding at the termination of this Offering.

Dividends

The Company has not paid dividends on the Shares in the past two years and does not intend to declare any dividends in the near future. Dividends will be declared by the Company's Board of Directors, in its sole discretion.

Transfer Restrictions

Securities purchased pursuant to Regulation CF may not be resold for one year, unless to (i) an immediate family member, (ii) the Company, (iii) an accredited investor, or (iv) through an IPO. Further, as our Shares are not registered under the Securities Act, transfers of our Shares may be effected only pursuant to exemptions under the Securities Act and as permitted by applicable state securities laws. In addition, there is no market for our Shares and none is likely to develop in the future.

The Offering

We are offering a minimum of $9,993.96, and a maximum of $4,999,997.16 in Shares of common stock of the Company at a price of $6.00 per Share plus a 2% Investor Processing Fee. The minimum investment for each investor is $500 in Shares ($515 inclusive of the Investor Processing Fee). No Shares will be issued in exchange for the Investor Processing Fee. If the Target Offering Amount has not been raised by the Offering Deadline of December 1, 2026, this Offering will be terminated and investor funds will be returned without interest or deduction.

In order to purchase the Securities, each investor must represent and warrant that the investor is a "qualified purchaser," meaning the investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or

B. the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of the Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

Shares are being offered on a "best efforts" basis. The Company has engaged DealMaker Securities LLC, a broker-dealer registered with the Financial Industry Regulatory Authority ("**FINRA**"), to act as our Regulation CF offering Intermediary. All offers and sales will be conducted via our investment portal hosted by our Intermediary. All offering proceeds will be held in the Escrow Account until the closing of such funds. Once we have raised the Target Offering Amount and at least 21 days from the date of this Offering Statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

OFFICERS AND DIRECTORS OF THE COMPANY

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Position	Age	Term of Office
William B. Hoagland	Chief Executive Officer, Treasurer, Secretary, and Director (Chairman)	43	June 2024-Present

William B. Hoagland

William B. Hoagland founded the Company in June 2024, at which time he began serving as its Chief Executive Officer, Treasurer, Secretary and sole director. Mr. Hoagland currently oversees the Company's operations and will continue to do so with the Company's anticipated growth.

Mr. Hoagland previously served as the Chief Financial Officer of Ecoark Holdings, Inc. ("**Ecoark**"), a diversified holding company then focused on the retail, agriculture, food service, commercial real estate and architecture, engineering and construction end markets, from May 2019 to November 2021. Ecoark acquired Trend Discovery Holdings, LLC ("Trend Discovery Holdings. Mr. Hoagland served Trend Discovery Holdings from 2022 to August 2025 as Head of Corporate Development. In this role, Mr. Hoagland was responsible for formulating and executing long-term strategic growth initiatives, identifying venture capital investment opportunities in high-growth markets, establishing and managing strategic partnerships and alliances, and overseeing corporate restructurings, mergers, and acquisitions.

Prior to his roles at Ecoark, Trend Discovery Holdings, and Trend Discovery Capital Management, Mr. Hoagland spent six years as a Senior Associate at Prudential Global Investment Management (PGIM) from 2004 to 2010, working in both its New Jersey and London offices. Mr. Hoagland has also contributed to teams

within entities that subsequently became public companies, including US Silica Holdings, Inc. (NDAQ:SLCA, a company which later became private in 2024) and Engility Holdings, Inc. (NYSE:EGL).

Mr. Hoagland holds a Chartered Financial Analyst designation and earned a Bachelor of Science degree in Economics from Bucknell University.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law and the Company's Bylaws. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

PRINCIPAL SECURITY HOLDERS

The table below lists the beneficial owners of 20% or more of the Company's outstanding voting equity securities as of the date of this offering statement, calculated on the basis of voting power.

Title of class	**Name and address of beneficial owner**	**Amount of beneficial ownership**	**Amount of beneficial ownership acquirable**	**Percent of class**[(1)]
Common Stock[(2)]	Trend Discovery, LP [(3)] [(4)]	5,300,001	0	40%
Common Stock[(2)]	Trend Discovery II, LP [(5)(6)]	7,950,001	0	60%
Series A Preferred Stock[(7)]	Trend Discovery, LP [(3)]	5,000	0	100%
Series A Preferred Stock[(7)]	Directors and executive officers as a group	5,000	0	100%

(1) Percentage is rounded up to the nearest tenth digit.

(2) Holders of Common Stock have one (1) vote per Share.

(3) c/o 500 7th Avenue, New York, NY 10018.

(4) William B. Hoagland is the supermajority owner of Trend Discovery, LP, owning 93.05% of the limited partnership interests in this entity.

(5) c/o 500 7th Avenue, New York, NY 10018.

(6) Ray Ebert has beneficial ownership over the shares held by Trend Discovery II, LP. Ray Ebert is the managing member of Trend Discovery GP I LLC, the general partner of this entity.

(7) Holders of Series A Preferred Stock have 10,000 votes per share. The Series A Preferred Stock shareholders must hold more than 50% of the Company's voting power to continue to control the outcome of matters submitted to shareholders for approval and the ability for the Company to issue Series A Preferred Stock in the future.

BUSINESS

The Company

PowerLink Digital Partners I, Inc. was incorporated in Nevada on June 20, 2024 under the name "Kratos Mining Partners 1, Inc." On June 21, 2024, we changed our name to Kratos Data Partners 1, Inc. On August 27, 2024, we changed our name to "PowerLink Digital Partners I, Inc." We are a development stage company and have not generated any revenues or begun revenue-generating operations. We have been focused on development of our business plan and research and development. We are dependent on the proceeds from this and other offerings to capitalize our business plans and our business should be considered highly speculative.

We are committed to transforming stranded and waste resources into sustainable energy solutions to address the rapidly growing power needs of our energy-centric economy. By harnessing innovation and environmental stewardship, we aim to reduce waste, combat climate change, and deliver renewable energy that benefits communities, businesses, and the planet.

Neither the issuer nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Business

The Company is a next-generation energy infrastructure, commodities and digital trust platform. Our focus is to unlock value from waste and stranded natural resources through a combination of modular clean tech, circular economy systems, and blockchain-based transparency tools. Our goal is to transform stranded natural resources and waste products into high-demand energy and commodities. Our mission is to empower communities around the world to ethically and sustainably participate in the AI and quantum computing industrial revolution.

We envision a decentralized, regenerative energy economy built on circular systems, digital traceability, and inclusive ownership. Our approach enables:

- Monetization of stranded natural gas, oil, and critical minerals
- Conversion of industrial waste (plastics, tires, biomass) into clean fuels
- Deployment of modular microgrid systems and mobile processing assets
- Transparent tracking of resources via blockchain verification

In essence, our business will focus on capturing inputs of stranded resources such as natural gas, oil and critical minerals, and waste such as tires and plastics, and then converting those inputs into outputs of energy and commodities. To implement these objectives, we will work closely with local governments, landowners and partner organizations.

Capturing stranded resources: We plan to enter into royalty agreements and production sharing contracts with landowners, small oil and gas operators, and government agencies to collect natural gas and residual oil that would otherwise be flared or remain untapped due to a lack of pipelines or processing facilities. Modular gathering units mounted on trailers will be deployed to remote sites along the U.S. Gulf Coast, in the Marcellus Shale region of Pennsylvania and Ohio, in Latin America, and in Africa to safely capture associated gas and liquid hydrocarbons. These mobile systems can be repositioned as needed and eliminate the requirement for

permanent infrastructure. We are currently negotiating letters of intent with operators in Pennsylvania, Texas and Louisiana and exploring regulatory requirements for flaring capture, combustion and transportation permits. We have not entered into any binding agreements relating to the foregoing and there is no guarantee that we will be able to enter into such agreements on acceptable terms.

Converting industrial waste: We will source end-of-life tires, plastics and biomass through formal agreements with municipal waste authorities, tire manufacturers, and recycling programs. Scrap tires are abundant in the U.S. and can be collected through municipal drop-off programs. In Phoenix, Arizona, we have initiated discussions with local governments and logistics providers to supply our digestor, and we expect similar arrangements in Eswatini and the Democratic Republic of Congo (DRC) to ensure a steady stream of waste material. Our collection model will focus on partnering with governments so that tipping fees and transportation costs are minimized and waste is diverted from landfills.

Deploying modular microgrids: The propane and diesel produced in our digestors will fuel small-scale generators and battery-hybrid microgrids for communities, industrial sites and mining operations. We also believe that stranded hydrokinetic energy in irrigation and hydroelectric canals can be harnessed for local microgrids, but will have to perform significant research and development before determining feasibility. We intend to work with public utilities and rural electrification agencies to design off-grid power systems that can operate independently or connect to the main grid. Microgrids powered by our fuels will be offered under long-term power purchase agreements, allowing customers to reduce reliance on expensive imported diesel while improving reliability. We have not entered into any binding agreements relating to the foregoing and there is no guarantee that we will be able to enter into such agreements on acceptable terms.

Blockchain-based transparency: Eventually, we intend for every inbound resource and outbound product to be recorded on a digital ledger. We believe this blockchain layer will provide traceability from source to sale, enabling governments and buyers to verify the origin of materials, confirm environmental compliance and monitor royalties owed to landowners or community partners. We believe transparency is essential for ESG reporting and will integrate our ledger with government databases where possible. We have not developed any blockchain technology or smart contract, entered into any contract to develop such technology, and may ultimately determine not to pursue such technology.

Inputs

Stranded Resources

Our inputs will include associated natural gas and residual oil from oil wells, low-BTU gas from marginal wells, vented gas from storage tanks and remote critical mineral ores such as cobalt-rich tailings and virgin ore containing coltan, cassiterite and wolframite aka 3T minerals and gold. In the U.S. Gulf Coast and the Marcellus Shale region in Pennsylvania and Ohio, hundreds of wells still flare or vent gas due to insufficient pipeline capacity. Globally, flared volumes rose to about 148 billion cubic meters in 2023, representing a multibillion-dollar waste of energy. We will enter into contracts with operators and government agencies to capture this gas using portable compression, combustion and refrigeration units. In the DRC we intend to partner with artisanal mining cooperatives to collect both virgin ore and ore-bearing tailings and stranded critical minerals that can be processed or sold through our network. As of this filing we have not yet commenced commercial collection but have begun preliminary testing of capture equipment and are negotiating rights-of-way and permits. Collecting these resources is subject to federal, state, and local regulations governing flaring reduction, royalty ownership and mineral rights, and there are operational risks associated with working in remote areas. Our business may be affected by changes in energy prices, regulatory requirements, security conditions and transportation logistics. In Eswatini, the DRC, and the Caribbean we are exploring the use of mini distributed hydroelectric turbines to harness the kinetic energy of otherwise stranded irrigation and downstream hydroelectric canals. Our first demonstration units will be deployed in Eswatini.

The core challenge lies in the inaccessibility of these stranded resources due to infrastructure limitations (no pipelines, roads, or runways), and that's where we create value. By bringing novel approaches and modular technology, we are able to build local infrastructure that supports a circular economy.

Waste

We will collect end-of-life tires, plastics, rubber and agricultural biomass. We will also target post-consumer plastics and organics from municipalities in the Caribbean, Latin America, Eswatini and the DRC where waste management systems are less developed. Collection will be managed through agreements with local governments and waste haulers, and waste tires will be accepted without tipping fees when possible. At present we are developing relationships with Phoenix municipalities and tire retailers and expect to formalize collection agreements as our digestor comes online. We do not yet own all collection equipment and will need to acquire shredders, trailers and storage containers. Our operations must comply with local environmental regulations governing waste storage and transport; failure to secure permits or changes in environmental law could adversely affect our business.

We anticipate being able to establish partnership with local governments and tire manufacturers to ensure a steady supply of scrap tires for processing, which would ideally result in the Company not being obligated to pay fees for waste tire supplies, which cannot be guaranteed.

<u>Outputs</u>

Energy

Our digestor technology produces two primary fuel products: a liquid distillate similar to diesel and a gaseous fraction rich in propane. Shredded tires and plastics are fed into the sealed reactor where heat and catalysts break long hydrocarbon chains into shorter molecules. The gases are condensed into propane and stored in pressurized cylinders; the heavier fractions are further distilled into diesel-grade fuel in a proprietary, two-step process. These products will be sold directly to industrial customers or used to power our own microgrids. Diesel will be marketed to fleet operators, mining companies and microgrid generators under term supply contracts, while propane will be distributed locally for cooking and heating. We will monetize fuel sales through offtake agreements with distributors and utilities. We have demonstrated the technology at pilot scale using the Hy-Poly Digestor and expect to complete a commercial-scale digestor by 2026. We must purchase and install larger reactors, separators and storage tanks before full-scale production can begin. Our blockchain ledger will record each batch from input to sale, enabling regulators and customers to verify fuel quality, provenance, and royalties owed to landowners.

In the Gulf Coast and Marcellus Shale Regions, modular gathering units mounted on trailers will be deployed to remote sites along the U.S. Gulf Coast, in the Marcellus Shale region of Pennsylvania and Ohio, to safely capture associated gas and liquid hydrocarbons. These mobile systems can be repositioned as needed and eliminate the requirement for permanent infrastructure. We are currently negotiating letters of intent with operators in Texas, Louisiana, and Pennsylvania and exploring regulatory requirements for flaring capture, combustion and transportation permits.

In Eswatini, the DRC, and the Caribbean we are exploring the use of mini distributed hydroelectric turbines to harness the kinetic energy of otherwise stranded irrigation and downstream hydroelectric canals. Our first demonstration units will be deployed in Eswatini.

PowerLink has partnered with Hyalite Consulting LLC to assist in the write up of the waste tire to electricity project for the registry and submit it, utilizing UN approved methodologies for approval to quantify the emission reductions of the waste tires to electricity project. The end result of this process is intended to be the creation of securitized carbon credits than can be sold.

We have not entered into any contracts for the sale of any energy generated through our digestors.

Commodities

In addition to energy, the digestors will yield recyclable steel prior to digestion, and carbon-rich char, rubber and asphalt in step two of our proprietary, two-step digestion process. Steel wires extracted from tires will be sold as scrap to metals recyclers. The carbon char can be refined into activated carbon or used as a soil amendment. The asphalt can be added to local gravel and aggregates to produce pavement. In regions such as the DRC, we also expect to recover critical minerals from virgin ore and ore tailings collected from artisanal miners. Sales will be made under offtake agreements with commodity traders or directly to industrial buyers. We are still refining the technology needed to process and grade these materials and must acquire processing equipment and develop supply relationships. As with our energy products, our blockchain ledger will track each shipment, ensuring buyers have confidence in the provenance and quality of the commodities.

Digestors

To date, our primary focus had been deployment of our proprietary tire recycling technology, which at the end stage (assuming sufficient funding from the sale of Shares) will exist in the form of a commercial warehouse digestor capable of breaking down waste tires into revenue-generating propane, diesel, and rubber composites. We are currently searching for commercially zoned property in Phoenix, Arizona where we can build our first commercial warehouse digestor but have not committed to any property or location and may ultimately purchase a property in another jurisdiction.

We previously developed a warehouse digestor prototype based on a hydrocarbon digestor constructed by Hy-Poly Recycling LLC ("**Hy-Poly**," and such hydrocarbon digestor, the "**Hy-Poly Digestor**"). Hy-Poly developed the Hy-Poly Digestor based on two USPTO-issued patents (the "**Patents**") (US Patent No. 7,626,062 B2 (System and Method for Recycling Plastics) and 7,892,500 B2 (Method and System for Recycling Plastics), which Patents previously assigned from their original owner to Hy-Poly. The Hy-Poly Digestor involves adding shredded waste tires to a reaction fluid and catalyst within a stationary, vertical grain tower which is the reactor. Within this reactor, contents are heated and this closed system allows for the recovery of propane, diesel, and rubber composites through the core thermo-chemical process mentioned above. We acquired the exclusive worldwide exploitation rights to practice and utilize the Hy-Poly Digestor and all Product Rights (as defined below) relating to the Hy-Poly Digestor pursuant to that certain Exclusive Licensing Agreement between Hy-Poly and the Company entered into on August 31, 2024 (the "**Hy-Poly License Agreement**"). As consideration for this acquisition, the Company agreed to pay Hy-Poly ongoing royalties in the amount of 5% of the Company's net operating income, such royalty subject to a maximum of $10 million per year. If and after the Company pays more than $10 million in a year, the royalty amount will be 1% of the Company's net operating income. "Product Rights" means all rights title, and interest in and to certain inventions, technology, know-how, patents, and all intellectual property rights and rights that can be legally protected relating to the Hy-Poly Digestor.

The warehouse digestor prototype we developed was based on the Hy-Poly Digestor but included additional hardware components. After building this prototype, we conducted and concluded initial bench tests in September of 2024. These tests demonstrated that this prototype was efficacious, capable of digesting pre-shredded waste tires to produce propane, diesel, and rubber composites. After, we spoke with industry experts to develop blueprints for a commercial warehouse digestor based on this prototype, which blueprints we have since foregone. We initially expected a 12 to 18-month timeframe needed to build and commercialize this warehouse digestor.

Later, we discovered an industrial tumble vacuum dryer system currently offered by GEMCO, a New Jersey-based industrial machine company, which we believe can significantly decrease the amount of time it would take us to develop a commercialized warehouse digestor. We plan to first purchase a smaller sized tumble vacuum dryer system offered by GEMCO, which will cost approximately $600,000 ("**GEMCO System**").

The GEMCO System involves an externally heated and non-stationary reaction system, in contrast to the internally heated stationary system of our warehouse digestor prototype. As with the prior prototype built based on the Hy-Poly Digestor, a catalyst is still added to the reaction system prior to tire degeneration. The GEMCO System is already manufactured and ready for installation upon delivery. The GEMCO system supplements the Hy-Poly technology and falls within one or more of the claims within the Patents. Even if we adopt the GEMCO System, forego the aforementioned prototype and no longer use the product rights Hy-Poly granted to us in the Hy-Poly License Agreement, we are still required to pay to Hy-Poly the royalties set forth therein. By employing the GEMCO System within the design of recycling digestors we plan on constructing, we will be using one or more of the Patents' claims. The license granted to us under the Hy-Poly Licensing Agreement permits us to operate the GEMCO System, together with integration of the low-temperature thermochemical process without infringing on the Patents.

In June of 2025, pursuant to the APS Trial Agreement, we conducted a test at GEMCO's facility to see whether the GEMCO System, integrated with the low-temperature pyrolytic process, would yield propane, diesel, and rubber. Results of this test indicated that the GEMCO System was able to facilitate the low-temperature pyrolytic process which would break down waste tires. This test resulted in our determination to purchase and install certain hardware to supplement the GEMCO System so that its maximum temperature parameter would be increased. We believe such higher temperature parameter is needed in order to obtain desired, higher concentrations of diesel. As of the date of this offering statement, we are in the process of installing such new hardware and have purchased the hardware using funds advanced by Trend Discovery, LP, our majority shareholder and affiliate of our CEO. For the avoidance of doubt, we paid for the system upgrades to the GEMCO System to increase its maximum temperature thresholds, but we did not purchase the GEMCO System itself yet. After we finish installation of such hardware, we intend to conduct a second round of testing on the GEMCO System. We currently anticipate initiating this second round of testing in November of 2025. We do not plan on awaiting the results of this second round of testing and have decided to purchase the GEMCO System, such purchase contingent on raising sufficient funds from this Offering.

If we obtain desired results from efficacy tests, and assuming we raise at least $600,000 in proceeds from this Offering, we will purchase the GEMCO System. We anticipate the GEMCO System will be delivered within one month of purchase. Following delivery, we will install the GEMCO System and use it to undergo the low-temperature pyrolytic process which breaks down shredded waste tires into propane, diesel, and rubber composites. We anticipate taking two additional months after installation to further refine the Digestor and assess the thermo-chemical processing parameters to optimize the yield of propane, diesel, and rubber. We will conduct laboratory tests and fuel specification analyses on the diesel generated by employing the GEMCO System, which tests are not expected to cost a nominal amount. Funds for such tests will also be advanced by Trend Discovery, LP if we have not raised sufficient funds from investors. We will undertake the above steps for refinement to yield the highest quality and volume of products so that we can demand the best prices from potential customers.

Assuming we obtain sufficient funding from this Offering, we expect the Digestor to be ready for use to generate revenue-producing propane, diesel, and rubber composites in May of 2026.

Significant Relationships

Company has relationships with several affiliated and non-affiliated entities that have significant relationships with the Company:

- **Trend Discovery, LP and affiliated funds.** Trend Discovery, LP and certain related investment funds are private investment partnerships controlled by our Chief Executive Officer. These funds hold a majority of the Company's outstanding shares and have provided working capital advances to support digestor development. They are passive investors and are not engaged in operating the business. Any future transactions with these funds, including future loans or equity investments, will be on

commercially reasonable terms. To date, Trend Discovery, LP and affiliated funds have advanced $930,967 to PowerLink. Trend Discovery, LP and affiliated funds has committed to advance up to $2,500,000 to accelerate growth of PowerLink. The advanced funds have no interest or conversion features. Trend Discovery, LP and affiliated funds will seek repayment on advanced funds after $5,000,000 has been raised. Trend Discovery, LP and affiliates have the right to upsize or downsize the advancement commitment to PowerLink of $2,500,000.

- **Trend Discovery GP, LLC and Trend Discovery Holdings, LLC.** These entities serve as the general partner and holding company for the Trend Discovery funds. They do not conduct operations but may provide administrative services to the funds.
- **Hy-Poly Recycling LLC.** Hy-Poly is the owner of the patents covering our low-temperature pyrolytic process. We have an exclusive worldwide license to use the Hy-Poly Digestor and related intellectual property under the Hy-Poly License Agreement, in exchange for royalties of 5% of our net operating income (capped at $10 million per year). Hy-Poly focuses on licensing and does not operate digestors. We do not currently plan to acquire Hy-Poly.
- **United Hands Cooperative (DRC).** United Hands is a planned cooperative of artisanal miners in the Democratic Republic of Congo. We expect to partner with United Hands to supply stranded mineral tailings and to help install microgrids at mining sites. This cooperative is separate from the Company, and our agreements will clarify the division of responsibilities and revenues.
- **GEMCO.** GEMCO is an independent manufacturer of industrial tumble vacuum dryer systems and is not affiliated with the Company. We intend to purchase systems from GEMCO but do not expect to have any control over or rights in GEMCO.

No related entity currently conducts the same business as the Company, and we do not plan to acquire any of the related entities in the near term. If we determine that acquiring a related entity is in the best interest of the Company, we will negotiate an arm's-length transaction and disclose the terms to our investors.

<u>*Operating Plan*</u>

Over the next twelve months, assuming sufficient funds are raised from the sale of Shares, we intend to focus on our waste digestor technology deployments in the US and Africa, the deployment of modular technologies in the Marcellus Shale and US Gulf coast for the harnessing and conversion of stranded hydrocarbons into electricity, as well as demonstration pilots for stranded critical minerals traceability and sale in the DRC and distributed micro hydrokinetic energy turbines in Eswatini.

Markets Opportunity

We expect to our initial markets to include: the U.S. Gulf Coast, Eswatini, DRC, and select LATAM corridors.

United States – Gulf Coast & Marcellus Shale. The U.S. generates more than 250 million end-of-life tires annually, of which about 21% remain un-recycled. The Gulf Coast & Marcellus Shale are home to numerous oil and gas fields where associated gas is flared due to limited pipeline infrastructure; global flaring volumes reached 148 billion cubic meters in 2023. Our operations will focus on capturing flared gas and processing tires and plastics into diesel and propane. These regions have a robust industrial base with high demand for these fuels, and we expect to enter into supply agreements with local industrial and logistics customers.

Eswatini. The kingdom's electricity demand in 2021/22 was approximately 233 MW, with energy sales of 1,225 GWh. Local generation provided only 302.9 GWh, while 913.4 GWh was imported. Access to electricity stood at about 79.7%, and the government's long-term plan calls for universal access by 2034 and greater domestic generation. Our plan is to build a digestor and microgrid hub in Eswatini in partnership with

the Eswatini Energy Regulatory Authority and local sugar producers, producing diesel and propane locally to reduce dependence on imported electricity.

Democratic Republic of Congo (DRC). Only 1.6 million of the DRC's 10 million households had electricity access in 2020, with access as low as 0.4 % in rural areas. The national utility produces less than half of its installed capacity, leading to frequent outages. Remote mining operations rely on expensive diesel generators. We plan to deploy modular digestors powered by stranded gas and waste to supply diesel and propane to mining cooperatives via microgrids. Our partnership with United Hands Cooperative will provide access to stranded mineral resources and community support for energy projects.

Latin American & Caribbean corridors. Many Latin American countries have significant oil and gas production with associated flaring and a growing waste management problem. By focusing on corridors in countries such as Colombia and Peru, and large Caribbean Islands like Jamaica where remote resource extraction sites lack reliable power, we can deploy our mobile units to capture stranded gas and convert locally available waste into fuel and commodities. We intend to work with national oil companies and private operators to pilot gas capture projects and microgrids in underserved areas. As global initiatives aim to eliminate routine flaring by 2030, we believe regulators and operators will welcome technologies like ours that monetize flared gas while reducing emissions.

Competitive Landscape

Currently, we believe we have one (1) competitor in the tire recycling sector, Liberty Tire Recycling, one of the companies in the United States that repurposes tires. Liberty Tire Recycling shreds millions of scrap tires annually and converts them into rubber mulch and industrial feedstock. While public and private tire recycling services currently exist, we define "competitors" as businesses we believe have an actual commercial opportunity that is scalable. We believe that scalability entails an efficient generation revenue-generating products relative to the capital input required. We believe that tire recycling companies currently, other than Liberty Tire Recycling, require a lot of capital and electricity to generate tire recycling products such as synthetic gas and carbon black, which we do not believe generate much economic value. However, we believe our recycling technology, when constructed and commercially deployed, generates end products which efficiently generates revenue relative to lower capital input required.

Our tire recycling approach is different from Liberty Tire Recycling's in the following ways:

- Technology: while Liberty Tire Recycling utilizes mechanical shredding, crumb rubber production and to a much lesser extent tire-derived fuel, which are more conventional methods for recycling and recovering fuel, our technology features a thermo-chemical process in which high-value raw materials are extracted with minimal environmental impact. We expect that the catalyst and waste tires, starting material to this tire breakdown process, will be obtainable at low costs and expected to be available in plentiful supplies. The catalyst is renewable. As to the waste tires, particularly at the Phoenix warehouse location, we expect to establish partnerships with local governments and tire manufacturers for a steady supply.

  The relatively low cost and renewability of the catalyst and scrap tire starting material, coupled with the expected demand for diesel, propane, fuel, and steel composites, leads to our belief that our technology, the low-temperature pyrolytic process integrated with the GEMCO System that we anticipate purchasing, can more efficiently generate revenue with lower capital investment compared to the technology of Liberty Tire Recycling.

- Market positioning: Liberty Tire Recycling operates on a large scale with nationwide collection and processing centers. By contrast, we focus on modular, scalable digestor technology that, when fully operational, can be deployed in urban and industrial settings, thereby reducing transportation costs and increasing accessibility.

Beyond Liberty Tire Recycling, we also compete with several companies that convert waste into fuel and capture flared gas. Pyrolysis technology providers in Europe, Asia and the United States operate high-temperature reactors that produce carbon black and synthetic oil from tires and plastics. These systems typically require large, centralized plants and significant capital investment. Gas-to-power firms offer mobile flare-capture units that compress associated gas and generate electricity on site. Unlike these competitors, our digestors operate at lower temperatures, allowing for smaller modular units with lower energy consumption and the flexibility to be moved between locations. Moreover, our integrated blockchain ledger provides transparency into feedstock sourcing and emissions reduction, which many competitors lack.

Regulatory Compliance

The Company is subject to and affected by the laws and regulations of the federal, state, and local governmental authorities in the jurisdictions in which we operate, including those relating to data collection, energy generation and consumption, blockchain, government contractors, and ESG businesses. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease

operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment. If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered, which could dilute investors' interests in the Company. Specifically, we intend to conduct multiple offerings under several securities exemptions under the Securities Act in the next twelve months, any of which offerings could dilute investors or contain terms investors deem more favorable than those offered in this Offering.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2024 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

Protection of electronically stored data and other cybersecurity is costly, and if our data or systems are materially compromised in spite of this protection, we may incur additional costs, lost opportunities, damage to our reputation, disruption of service or theft of our assets.

We maintain information necessary to conduct our business, including confidential and proprietary information as well as personal information regarding our customers and employees, in digital form. We also use computer systems to develop our products and services and operate our businesses. Data maintained in digital form is subject to the risk of unauthorized access, modification, exfiltration, destruction or denial of

access and our computer systems are subject to cyberattacks that may result in disruptions in service. We use many third-party systems and software, which are also subject to supply chain and other cyberattacks. Identifying and mitigating cyber risks is costly and requires ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated. Accordingly, despite our efforts, the risk of unauthorized access, modification, exfiltration, destruction, or denial of access with respect to data or systems and other cybersecurity attacks cannot be eliminated entirely, and the risks associated with a potentially material incident remain. In addition, we provide some confidential, proprietary, and personal information to third parties in certain cases when it is necessary to pursue business objectives. While we obtain assurances that these third parties will protect this information and, where we believe appropriate, monitor the protections employed by these third parties, there is a risk the confidentiality of data held by third parties may be compromised.

If our information or cyber security systems or data are compromised in a material way, our ability to conduct our business may be impaired, we may lose profitable opportunities or the value of those opportunities may be diminished and as described above, we may lose revenue. If personal information of our customers or employees is misappropriated, our reputation with our customers and employees may be damaged resulting in loss of business or morale, and we may incur costs to remediate possible harm to our customers and employees or damages arising from litigation and/or to pay fines or take other action with respect to judicial or regulatory actions arising out of the incident. Insurance we obtain may not cover losses or damages associated with such attacks or events. Our systems and the systems of third parties with whom we engage are continually attacked.

Failure to comply with federal, state and international laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

A variety of federal, state and international laws and regulations govern the collection, use, retention, sharing, export and security of personal information. We also may choose to comply with, or may be required to comply with, self-regulatory obligations or other industry standards. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations, and laws providing for new privacy and security rights and requirements may overlap with each other, and may be enacted or come into effect in different jurisdictions. These requirements may be enacted, interpreted or applied in a manner that is inconsistent from one jurisdiction to another or in a manner that conflicts with other rules or our practices. As a result, some of our practices may be in conflict, or may not comply in the future with all such evolving laws, regulations, requirements and obligations. Any failure, or perceived failure, by us to comply with any federal, state or international privacy or consumer protection-related laws, regulations, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, proceedings or actions against us by governmental entities or others, including claims for statutory damages asserted on behalf of purported classes of affected persons or other liabilities or require us to change our business practices, including changing, limiting or ceasing altogether the collection, use, sharing, or transfer of data relating to customers, which could materially adversely affect our business, financial condition and operating results.

The Company is not subject to Sarbanes-Oxley regulations.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

Additionally, if it were necessary to implement an internal control infrastructure that would meet the standards of the Sarbanes Oxley Act of 2002, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company's Board of Directors and executives have significant flexibility with regard to the Company's operations and investments.

The Company's agreements and arrangements with its management have been established by the Board of Directors and are not on an arm's-length basis. The Board of Directors and our executives have considerable discretion with respect to all decisions relating to the terms and timing of transactions.

The liability of the management is limited.

As a result of certain exculpation and indemnification provisions in the Articles of Incorporation and Bylaws, the Company's Board of Directors and officers may not be liable to the Company or its investors for errors of judgment or other acts or omissions not constituting fraud, intentional misconduct, criminal act, or gross negligence. A successful claim for such indemnification would deplete the assets of the Company by the amount paid.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

The Company may incur certain indebtedness with debt financing to raise that capital. Payments of principal and interest will reduce cash available for distribution and/or reserve funds set aside for contingencies. If variable rate debt is incurred, increases in interest rates would increase interest costs, which would reduce the Company's returns. If the Company is unable to obtain such financing, that failure to do so may have a material and adverse effect on the Company's operations. In such an event, investors could lose some or all of their investments.

Economic conditions in the current period of disruption and instability could adversely affect our ability to access the capital markets, in both the near and long term, and thus adversely affect our business and liquidity.

The current economic conditions related to inflation and instability have had, and likely will continue to have for the foreseeable future, a negative impact on the capital markets. Even if we can raise capital, it may not be at a price or on terms that are favorable to us. We cannot predict the occurrence of future disruptions or how long the current conditions may continue.

Current uncertainty in global economic conditions could adversely affect our revenue and business.

Geopolitical tensions, as well as the related international response, have caused inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in, and may continue to result in, cost increases for labor, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, will increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Our business plan is speculative.

We have not generated profits to date. Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate profits.

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;

- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business model is evolving.

Our business model is likely to continue to evolve. Accordingly, our initial business model may not be successful and may need to be changed. Our ability to generate significant revenues will depend, in large part, on our ability to successfully market our products to potential users who may not be convinced of the need for our products and services or who may be reluctant to rely upon third parties to develop and provide these products. We intend to continue to develop our business model as the Company's market continues to evolve.

The Company needs to increase brand awareness.

Due to a variety of factors, our opportunity to achieve and maintain a significant market share may be limited. Developing and maintaining awareness of the Company's brand name, among other factors, is critical. Further, the importance of brand recognition will increase as competition in the Company's market increases. Successfully promoting and positioning our brand, products and services will depend largely on the effectiveness of our marketing efforts. Therefore, we may need to increase the Company's financial commitment to create and maintain brand awareness. If we fail to successfully promote our brand name or if the Company incurs significant expenses promoting and maintaining our brand name, it will have a material adverse effect on the Company's results of operations.

We face significant competition that could negatively impact our revenues.

Our industry is competitive. Increased competition could result in decreased revenues, increased marketing expenditures, and/or loss of market share. These and other competitive factors could materially and adversely affect the Company's results of operations.

Our employees may engage in misconduct or improper activities.

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and

other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

We may expend our limited resources to pursue a particular product and may fail to capitalize on products that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus our efforts on particular research programs and products. As a result, we may forego or delay pursuit of opportunities with other products that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. If we do not accurately evaluate the commercial potential or target market for a particular product, we may relinquish valuable rights to that product through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product. Any such failure to improperly assess potential products could result in missed opportunities and/or our focus on products with low market potential, which would harm our business and financial condition.

If we are unable to obtain, maintain and protect our intellectual property rights in our proprietary technology, our ability to compete could be negatively impacted.

Our licensed proprietary intellectual property is vital to our business. The market for our products depends to a significant extent on the value associated with our product design, our proprietary technology, brands, and our intellectual property. We rely on confidentiality procedures and contractual restrictions, to establish and protect our intellectual property or other proprietary rights. However, these laws, procedures and restrictions provide only limited and uncertain protection and any of our intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated, including by counterfeiters. The costs required to protect our proprietary intellectual property may be substantial.

To protect or enforce our intellectual property and other proprietary rights, or to determine the enforceability, scope or validity of the intellectual or proprietary rights of others, we may initiate litigation or other proceedings against third parties. Any lawsuits or proceedings that we initiate could be expensive, take significant time and divert management's attention from other business concerns. Litigation and other proceedings also put our intellectual property at risk of being invalidated, or if not invalidated, may result in the scope of our intellectual property rights being narrowed. We may provoke third parties to assert claims against us. We may not prevail in any lawsuits or other proceedings that we initiate, and the damages or other remedies awarded, if any, may not be commercially valuable. The occurrence of any of these events may have a material adverse effect on our business, financial condition and results of operations.

Our business model depends on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and proprietary rights of other parties.

Our business model and results of operations depend at least in part on our ability to operate without infringing, misappropriating or otherwise violating the trademarks, copyrights and other proprietary rights of others. However, we cannot be certain that the conduct of our business does not and will not infringe, misappropriate or otherwise violate such rights. Many companies have employed intellectual property litigation to gain a competitive advantage, and to the extent we gain greater visibility and market exposure, we may also face a greater risk of being the subject of such litigation. For these and other reasons, third parties may allege that our products or other or activities infringe, misappropriate or otherwise violate their trademark, copyright or other proprietary rights. Defending against allegations and litigation could be expensive, take significant time, divert management's attention from other business concerns, and delay getting our products to market. In addition, if we are found to be infringing, misappropriating or otherwise

violating third-party trademark, copyright or other proprietary rights, we may need to obtain a license, which may not be available on commercially reasonable terms or at all, or may need to redesign or rebrand our products, which may not be possible. We may also be required to pay substantial damages or be subject to a court order prohibiting us from engaging in certain activities. Any claims of violating others' intellectual property, even those without merit, could therefore have a material adverse effect on our business, financial condition and results of operations.

Our business is highly dependent on the efforts and dedication of our officers and other employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our officers and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of our senior management team, including our Chief Executive Officer. We are highly dependent on his creative talents and relationships, and believe he is integral to our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Use of social media may materially and adversely affect our reputation or subject us to fines or other penalties.

We may rely on our online presence to reach consumers and use third-party social media platforms as marketing tools. As social media platforms continue to rapidly evolve, we must continue to maintain a presence on these platforms and establish presences on new or emerging popular social media platforms. If we are unable to cost-effectively use social media platforms as marketing tools, our ability to acquire new consumers and our financial condition may suffer. Furthermore, as laws and regulations rapidly evolve to govern the use of these platforms, the failure by us, our employees or third parties acting at our direction to abide by applicable laws and regulations in the use of these platforms could subject us to regulatory investigations, class action lawsuits, liability, fines or other penalties and have a material adverse effect on our business, financial condition and result of operations.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, and other matters. These proceedings may be time consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Product liability claims may subject the Company to increased costs.

We may be subject to product liability claims in the future. Although the Company has not experienced any material losses due to product liability claims to date, it may be a party to product liability claims in the future and incur significant costs in their defense. Product liability claims often create negative publicity, which could materially damage the Company's reputation and its brands. Although the Company maintains insurance, its coverage may be inadequate to cover any liabilities it may incur.

Our business is subject to government regulation in various areas, and the increasing costs of compliance efforts, as well as any potential non-compliance, could adversely impact our business.

We are subject to laws and regulations affecting our operations in a number of areas, including consumer protection, labor and employment, data privacy, product safety, and environmental. Compliance with these and similar laws and regulations may require significant effort and expense, and variances and inconsistencies in requirements among jurisdictions may exacerbate this effort and expense. Multiple jurisdictions may claim that the Company is required to do business as a foreign corporation in one or more of those jurisdictions. Failure to qualify as a foreign corporation in a jurisdiction where the Company is required to do so could subject it to taxes and penalties. States or foreign governments may charge the Company with violations of local laws. The time and expense of compliance with existing and future regulations could, in the aggregate, adversely affect our results of operations, limit our product and service offerings in one or more regions, constrain our marketing efforts, or otherwise cause us to change or limit our business practices. Any new law or regulation, or the application or interpretation of existing laws, may adversely impact our growth and operations.

Our business model will depend on our ability to decompose waste (initially tires) and repurpose waste into usable products. If a viable substitute technology to such our recycling methods emerges and gains market acceptance, our business, financial condition and results of operations will be materially and adversely affected. Furthermore, our failure to keep up with rapid technological changes and evolving industry standards within the recycling market may adversely affect our financial performance.

If successfully constructed, developed, and commercially deployed, Digestors will be used to decompose tires into sellable propane, diesel, steel, and rubber resulting from that decomposition. Some companies in the tire recycling industry may be simultaneously researching and developing alternative recycling technologies. If any viable substitute processes to the low-temperature pyrolytic tire recycling process we use or other technologies develop to be more efficacious, our business, financial condition and results of operations may be materially and adversely affected. We will face similar risks with other technologies we develop, acquire or deploy for converting waste and stranded natural resources to energy and commodities.

Our ability to adapt to evolving industry standards and anticipate future standards will be a significant factor in maintaining and improving our competitive position and our prospects for growth. However, our efforts may not lead to improved financial performance. On the other hand, our competitors may improve their technologies or even achieve technological breakthroughs which may adversely impact our ability to compete and adversely impact our financial performance. Our failure to effectively keep up with rapid technological changes and evolving industry standards may negatively impact our ability to generate revenue.

Uncontrollable factors may affect the demand for the propane, diesel, rubber, and steel composites we envision generating from anticipated tire recycling digestors, which in turn may materially and adversely impact our financial performance.

Our financial performance significantly depends upon our ability to sell propane, diesel, and rubber composites which we envision generating from the anticipated tire recycling digestors described in this offering statement. The demand for propane may be influenced by factors such as weather patterns, agricultural needs of end users, and petrochemical industry requirements, to name some. The demand for diesel may be influenced by broader economic trends as well as seasonal changes as well as level of industrial activity, to name some factors. Rubber demand may be influenced by factors such as performance of the automobile industry, natural rubber production, and activity in rubber application sectors. Steel demand may be influenced by factors such as economic conditions, energy prices, raw material costs, and currency exchange rates, amongst other things. We cannot control such factors affecting demand for propane, diesel, rubber, and steel. If demand decreases at such levels as would make us unable to sell enough propane, diesel, rubber, and steel composites generated by

our anticipated tire recycling digestors, our financial performance will be adversely impacted. We cannot assure that there will be sufficient demand for the propane, diesel, rubber, and steel composite byproducts generated by our anticipated recycling digestors in the future.

***We do not currently have any customers*.**

As of the date of this offering statement, we have not generated any products anticipated to be a source of our revenue. We do not currently have any customers. Although we anticipate potential future clients to be large-scale industrial users of diesel and propane, construction companies interested in rubber composites, steel wholesalers, governments, and blockchain companies, we cannot assure that we will secure such clients. Additionally, we cannot assure that customer demand for these products will be at levels sufficient to establish and maintain profit. If we fail to secure sufficient customers in the future, our financial performance will be negatively impacted and we may be unable to continue as a going concern.

The recycling business presents numerous work and health hazards, which may adversely impact our financial performance.

There are many occupational hazards associated with the recycling business. Employees we hire in the future can be exposed to fire hazards, airborne irritants, hearing damage from the noise generated from recycling, and hazards associated with large moving vehicles in the work vicinity, amongst other things. We cannot provide assurance that we can completely mitigate these risks for future employees we hire (assuming sufficient proceeds are raised in this Offering), which risks may harm our business and financial performance. We may also have to incur additional costs to guard against these hazards, which may reduce the amount of financial resources we can allocate to other aspects of our business.

We will need to incur significant operating costs in the near future and cannot assure that we can recoup these potential costs to continue operating profitably or as a going concern.

We expect to incur significant operating costs, particularly for the construction of Digestors, operational costs, leases for real property, and various overhead costs. We cannot guarantee a return on our monetary investments into these items. If we fail to recoup these costs, our financial performance will be adversely affected and there is a material risk we cannot continue as a going concern.

We operate within a market sector that is still developing, and we cannot guarantee that we will establish and maintain a robust financial position in order to become profitable.

Our business operates in the tire recycling sector, which is still developing and has few competitors. There is uncertainty as to how this sector will develop in the future and which competitors will emerge, if any. There is also uncertainty as to market conditions in this sector. These uncertainties mean we cannot guarantee that we will perform at the financial level needed to become profitable. Any failure on our part to maintain a robust financial position could adversely affect our ability to become profitable.

***Strikes and other union activity may negatively impact our financial performance*.**

The services of engineers, designers, researchers and other talent, trade employees and others that we engage in the future may be subject to collective bargaining agreements. If we are unable to renew expiring collective bargaining agreements in the future, the affected unions could respond with strikes or work stoppages. Such actions, as well as significant labor disputes and higher costs associated with the negotiation of collective bargaining agreements, could adversely affect our business by causing delays in production and in release dates or by reducing our products' profit margins.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management has broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have considerable discretion over the use of proceeds from the Offering. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to

invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Using a credit card to purchase Securities may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering may have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the interests you buy. The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an internal valuation analysis that includes a comparison of companies in the same industry and the price of the last capital raise of the Company. Therefore, the offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment, and it is higher than the net tangible book value per share of the Company's common stock (immediately before the commencement of this Offering. Because of the uncertainty of the Company's valuation, we cannot assure you that you would be able to resell the Shares at the offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "Reg. CF Exemption"), which exemption generally

requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Securities exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we would be required to register such Series with the Commission under the Exchange Act. If we are required to register any Securities under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Manager and may divert attention from management of the Company.

Shares are being offered under an offering exemption, and if it were later determined that such exemption was not available, purchasers would be entitled to rescind their purchase agreements.

Shares are being offered to prospective investors pursuant to Regulation CF under the Securities Act. Unless the sale of Shares should qualify for such exemption the investors might have the right to rescind their purchase of Shares. Since compliance with these exemptions is highly technical, it is possible that if an investor were to seek rescission, such investor would succeed. A similar situation prevails under state law in those states where Shares may be offered without registration. If a number of investors were to be successful in seeking rescission, the Company would face severe financial demands that could adversely affect the Company and, thus, the non-rescinding investors. Inasmuch as the basis for relying on exemptions is factual, depending on the Company's conduct and the conduct of persons contacting prospective investors and making the Offering, the Company will not receive a legal opinion to the effect that this Offering is exempt from registration under any federal or state law. Instead, the Company will rely on the operative facts as documented as the Company's basis for such exemptions.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

Risks Related to the Securities

The Securities will not be freely transferable under the Securities Act until one year from the initial purchase date. Although the Securities may be transferable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Shares.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no

additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to Investors.

The securities acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Securities offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

Anti-takeover provisions in Nevada law could discourage, delay, or prevent a change in control of the Company and may affect the trading price of our Common Stock.

We are a Nevada corporation, and the anti-takeover provisions of the Nevada General Corporation Law may discourage, delay, or prevent a change in control by prohibiting us from engaging in a business combination with an interested stockholder for a period of three years after the person becomes an interested stockholder, even if a change in control would be beneficial to our existing stockholders.

Because we have not paid dividends in the past and do not expect to pay dividends in the near future, any return on investment may be limited to the value of our Shares.

We have never paid cash dividends on our stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our stock will depend on earnings, financial condition and other business and economic factors affecting it at such a time that management may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is no market for our Shares.

Our Shares are not currently listed on any exchange or otherwise publicly traded. There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. .

We have issued preferred stock that have rights and privileges superior to common stock.

The Company has authorized and issued a Series of preferred stock with rights and privileges superior to our common stock. The preferred stock may have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof as adopted by the board of directors. The issuance of shares of preferred stock or the rights associated therewith or their conversion to common stock could cause substantial dilution to investors.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The purpose of this Offering is to support the deployment of our energy conversion and data integrity systems across multiple geographies, with initial operations intended in the United States and Africa.

We are offering a minimum of $9,993.96, and a maximum of $4,999,997.16 in Shares of common stock of the Company at a price of $6.00 per Share plus a 2% Investor Processing Fee. No Shares will be issued for the Investor Processing Fee. The minimum investment per investor is 82 Shares, or $501.84 with the Investor Processing Fee. If the Target Offering Amount has not been raised by the Offering Deadline of December 1, 2026, this offering will be terminated and investor funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

Intermediary

In order to purchase the Securities, you must complete the purchase process through our Intermediary, DealMaker Securities LLC. All committed funds will be held in escrow with Enterprise Bank & Trust until released to the Company following one or more closings. We have also engaged affiliates of the Intermediary to provide transfer agent, technology, and marketing related services.

Fees and Commissions

As compensation for the services provided by the Intermediary, the Company is required to pay to the Intermediary a fee consisting of an 8.5% cash commission based on the dollar amount of the Securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. This fee is inclusive of all payment processing fees, transaction fees, electronic signature fees and AML search fees. There is also a $2,000 monthly fee for platform services payable to an affiliate of the Intermediary.

Use of Proceeds

The Company anticipates using the proceeds of this Offering to fund core engineering, deployment, regulatory, and operating initiatives necessary to advance the PowerLink platform from development stage to initial commercial deployment. The table below sets forth the Company's good-faith estimate of how it will allocate the net proceeds of this Offering if the Maximum Offering Amount is raised. If less than the Maximum Offering Amount is raised, the Company expects to scale allocations proportionally, with priority given to (i) pilot deployments, (ii) product engineering and testing, and (iii) regulatory and licensing activities.

Use of Proceeds (Maximum Offering Amount)

Use of Proceeds	**Estimated Amount (USD)**
Intermediary Fees (commission & platform)	$ 425,000

Legal, Accounting & Offering Expenses	$ 175,000
Pilot Deployments (U.S. & international)	$ 1,000,000
Digital Infrastructure (blockchain & IT)	$ 400,000
Marketing	$ 500,000
Regulatory Structuring & Licensing	$ 200,000
Product Engineering & Technology Development	$ 1,000,000
Working Capital & General Operations	$ 1,300,000
Total (Rounded up)	**$ 5,000,000**

- **Intermediary Fees (8.5%)** – Includes the Intermediary's 8.5% cash commission on funds raised.
- **Legal, Accounting & Offering Expenses (3.5%)** – Legal drafting and review of offering documents and contracts, accounting/review costs, and compliance with federal and state securities regulations related to this Offering.
- **Pilot Deployments (20.0%)** – Purchase, fabrication, installation, and commissioning of digestor and gas capture equipment; site preparation; logistics; and initial operating costs for pilot projects in the United States and selected international markets.
- **Digital Infrastructure (8.0%)** – Design and implementation of the Company's blockchain-based resource and emissions tracking platform, IT infrastructure, software licenses, and data security foundations.
- **Marketing (10.0%)** – Implement strategies to facilitate current and prospective stakeholder engagement through digital content creation and outreach.
- **Regulatory Structuring & Licensing (4.0%)** – Environmental, energy, and operating permits, local entity formation, contractual structuring in foreign jurisdictions, and legal work required to bring projects into compliance in targeted markets.
- **Product Engineering & Technology Development (20.0%)** – Integration and scaling of the Hy-Poly digestor technology, engineering work related to system integration, process optimization, bench testing, and quality validation of output fuels and materials.
- **Working Capital & General Operations (30.0%)** – Hiring and retaining key personnel, general and administrative overhead (office, travel, insurance, back-office systems), and contingency reserves for unexpected costs. If the Company raises at least $5,000,000 through exempt securities offerings, the Company may deploy working capital towards repayment of the Trend Discovery, LP and affiliated loans.

If only the Target Offering Amount of $9,993.96 is raised, the Company expects that essentially all of those proceeds will be consumed by Intermediary-related fees and would not provide sufficient net capital to execute its current operating plan.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Qualification

In order to purchase the Securities, investors must make a commitment to purchase Shares by completing the subscription process hosted by DealMaker Securities, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

Net worth for non-accredited investors is determined in the same manner as for Accredited Investors.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. Payments may be made by wire, ACH, or credit card. The funds will be held in escrow with the Escrow Agent until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investment commitments are not binding on the Company until they are accepted by the Company. The Company reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing. Notifications will be made electronically via our investment portal.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline, the Company will provide notice to Investors and receive reconfirmations from Investors. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five business days of receiving notice, the Investor's investment commitment will be canceled, and the committed funds will be returned without interest or deductions.

Closings and Cancellations

In the event an amount equal to the Target Offering Amount is committed by investors prior to the Offering Deadline, the Company may conduct a closing of the Offering early, *provided* the early closing date must be at least 21 days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until all Shares have been sold or the Offering Deadline, or such date as earlier terminated by the Company.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials or such closing date as set by the Company. The Intermediary will notify investors of each closing at least five business days prior to such closing. If an investor does not cancel an investment commitment before the 48-hour period prior to the scheduled closing, the funds will be released to the Company upon closing and the investor will be electronically issued Securities in book form in the amount of their subscription accepted by the Company. If an investor does cancel, their investment amount will be returned without interest or deduction and their subscription agreement will be terminated.

The Company will return all funds to investors in the event a Form C-W is filed in relation to this Offering, regardless of whether multiple closings are conducted.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's shareholders are governed by its Articles of Incorporation and Bylaws, each of which are included as Exhibits to this Form C. None of our securities are currently listed or quoted for trading on any national securities exchange or national quotation system.

Capital Structure

The Company is authorized to issue 200,000,000 shares of capital stock in the aggregate, consisting of: (i) 190,000,000 Shares and (iii) 10,000,000 shares of preferred stock, all of which have been designated as Series A Preferred Stock. As of the date of this offering statement, the Company has approximately13,250,002 Shares of common stock, and 5,000,000 shares of Series A Preferred Stock issued and outstanding.

Common Stock

Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. Stockholders may take action by written consent.

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available.

Holders of our common stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. Upon our liquidation, dissolution or winding up, the holders of our

common stock will be entitled to share ratably (with Series A preferred Stock as well) in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities.

Dividends and liquidation distributions to common stockholders are subordinated to payments to preferred stockholders.

<u>Preferred Stock</u>

The Company has designated all of its authorized preferred stock as Series A Preferred Stock. Series A Preferred Stock is entitled to 10,000 votes per share. Holders of our Series A Preferred Stock have no dividend rights, except as may be declared from time to time by the Board. Series A Preferred Stock will share ratably with our common stock in distributions upon our liquidation. Holders of our Series A Preferred Stock have no pre-emptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions.

Dividends

We have not paid dividends on Shares to date and do not intend to pay dividends in the near future. Any future disposition of dividends will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.

Disclosure of commission position on indemnification for securities liabilities

The Company's Bylaws and Articles of Incorporation, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify its officers and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's principal shareholders will be able to control all matters subject to shareholder vote, which votes could have the effect of, inter alia, diluting investors, appointing or keeping board of directors without approval from investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors' returns on investment.

Additional issuances of securities

Following your investment in the Company, the Company may sell Shares to additional investors, which could dilute the percentage interest of the investor in the Company. The Investor will not have the opportunity to increase its investment in the Company in such a transaction. The inability of the Investor to make a follow-on investment. or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities

The Company does not currently have a redemption policy.

A sale of the issuer or of assets of the issuer

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions must be approved by our Board and shareholders holding a majority of the eligible votes. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for stockholders. Accordingly, the success of an investor’s investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's• length, but will be in all cases consistent with the duties of the management of the Company to its stockholders. By acquiring an interest in the Company, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Specifically, our sole officer controls three entities, Trend Chemicals LLC, Kratos Mining LLC, and Trend Discovery Mineral Fund I LLC, that are majority owned by our majority holders that provide services similar or complimentary to the Company’s intended operations. The Company anticipates that it may contract or partner with one or any of these companies in the future. In addition, it is currently contemplated that the Company could acquire one or more of these entities in the future. If the Company were to enter into any such contract, partnership, or acquisition, the terms of such would not be on arms’ length and our officer would face significant conflicts of interest in negotiating such transactions. It is possible that ultimately, the terms of such transactions could favor his affiliated entities more than if such transaction had been between unrelated parties.

Dilution

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an Investor may eventually have in the Company. The Company intends to make future equity issuances outside of this Offering which could dilute Investors.

Investors should understand the potential for dilution. An investor’s stake in a company could be diluted due to the company issuing additional interests. In other words, when the company issues more interests, the percentage of the company that you own will go down, even though the value of the company may go up. You could own a smaller piece of a larger company. This increase in the number of interests outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into interests.

If the Company issues more Shares, which is its intent, an investor could experience value dilution, with each Share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per interest.

If you are making an investment expecting to own a certain percentage of the Company or expecting each interest to hold a certain amount of value, it’s important to realize how the value of those interests can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings per interest.

Valuation

As discussed in “Dilution” above, the valuation of the Company will determine the amount by which the investor’s stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors

typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of estimation. The same method can produce a different valuation if used by a different person. Different methods of valuation produce a different answer as to what your investment is worth.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering, primarily basing it upon the projected revenue, comparative company valuations and the last priced round of the Company. We cannot guarantee that the Share price is an accurate reflection of their value.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

Outstanding Options, Shares, Convertible Notes, Warrants

As of the date of this offering statement, the Company has no outstanding warrants, options or convertible notes.

Transfer Agent and Registrar

DealMaker Transfer Agent, LLC will act as transfer agent and registrar for the Securities. All Shares will be issued electronically in book entry form.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Audited financial statements are attached to this Form C as Exhibit H.

Operating Results

	From Inception to

	December 31, 2024
Revenue	$ 0.00
Cost of Revenue	$ 0.00
Total operating expenses	$ 164,653.00
Other income (expenses)	$ 0.00
Interest expense	$ 0.00
Income tax	$ 0.00
Net Income (Loss)	$ (164,653.00)
Foreign currency exchange	$ 0.00
Earnings per share, basic*	$ (0.01)
Earnings per share, diluted*	$ (0.01)

Revenue

The Company's revenue for the period from inception to December 31, 2024 was $0.00.

Cost of Revenue

The Company's cost of revenue for the period from inception to December 31, 2024 was $0.

Operating Expenses

The Company's operating expenses for the period from inception to December 31, 2024 was $164,653.

Selling, general, and administrative costs

The Company's selling, general, and administrative costs for the period from inception to December 31, 2024 was $17,161.

Professional fees

The Company's professional fees for the period from inception to December 31, 2024 was $147,492.

Other Income and Expenses

The Company's other income and expenses for the period from inception to December 31, 2024 was $0.

Income Tax

The Company's income taxes for the period from inception to December 31, 2024 was $0.

Net Income

The Company's net loss for the period from inception to December 31, 2024 was $164,653.

Total Assets

The Company's assets for the period from inception to December 31, 2024 totaled $10,711.

Total Liabilities

The Company's total liabilities for the period from inception to December 31, 2024 was $162,109.

Net Cash Used in Operating Activities

For the period from inception to December 31, 2024, net cash used in operating activities was $(55,906).

Net Cash Flow Used In Investing Activities

For the period from inception to December 31, 2024, net cash flow used in investing activities was $(10,640).

Net Cash Flow Provided by Financing Activities

For the period from inception to December 31, 2024, net cash flow provided by financing activities was $66,617.

Liquidity and Capital Resources

At present, the Company requires additional funding in order to implement all of its business plans. The Company is addressing its capital requirements by conducting this Offering and is in discussions with potential lenders for external funding. The Company intends to conduct concurrent and follow on securities offerings in order to raise the additional capital needed to operate.

As of December 31, 2024, the Company's only commitment for capital expenditures is a monthly payment of approximately $750.00 for access to office space and associated office space services with WeWork.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Trend Information

The Company is currently in the process of developing its proprietary technology, and whether it generates any sales is dependent on obtaining sufficient funding from this Offering to commence the construction of a commercial warehouse digestor. The Company is not yet able to qualify any trends in production, sales or inventory.

Indebtedness

The Company, as of December 31, 2024, had $162,109 in liabilities, consisting of the following:

The Company as of December 31, 2024 has an amount outstanding which is due on demand with no stated interest rate with two entities controlled by an officer of the Company for payment of operational expenses. As of December 31, 2024 the Company had an outstanding balance of $64,487 with these entities. It also had $95,497 in accounts payable on such date. The remaining amount was due to its sole officer.

Previous Offerings of Securities

All of the following offerings relied upon Section 4(a)(2) and/or Rule 506(b) exemptions:

On June 21, 2024, the Company issued 13,250,002 founders shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP (split between Fund I and Fund II). These shares were issued at a diminimus par value for services rendered valued at $13,250 in acquiring the global, exclusive right to commercialize the intellectual property and operationalize their tire digestor.

In December 2024, the Company issued 5,000 Series A Preferred Shares to Trend Discovery LP for founders' shares for cash at par value for a value of $5.

Transactions with Related Persons

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company as of December 31, 2024 has an amount outstanding which is due on demand with no stated interest rate with two entities controlled by an officer of the Company for payment of operational expenses. As of December 31, 2024 the Company had an outstanding balance of $64,487 with these entities.

On June 21, 2024, the Company issued 13,250,002 founders shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP (split between Fund I and Fund II). These shares were issued at a de minimus par value for services rendered valued at $13,250 in acquiring the global, exclusive right to commercialize the intellectual property and operationalize their tire digestor.

In December 2024, the Company issued 5,000 Series A Preferred Shares to Trend Discovery LP for founders' shares for cash at par value for a value of $5.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document, which is either an Exhibit to this Form C or which will be made available to investors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective investors should carefully review and consider this entire Form C, including its Exhibits. The Company's representatives will be available via a comments section on our investment portal to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the

Securities described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at *www.powerlinkdigitalpartners.com*. The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Updates

Updates on the Company's progress towards meeting the Target Offering Amount will be found at: https:/invest.powerlink.com via a progress tracker or link to the Company's update filings made with the SEC on Form C-U.

Exhibits

The following are included as Exhibits to this Form C and should be carefully reviewed by Investors prior to purchasing Securities:

Exhibit B	Articles of Incorporation
Exhibit C	Certificate of Amendment filed on June 21, 2024
Exhibit D	Certificate of Amendment filed on August 27, 2024
Exhibit E	Certificate of Designation of Series A Preferred Stock filed on December 2, 2024
Exhibit F	Bylaws
Exhibit G	Subscription Agreement
Exhibit H	Audited Financial Statements
Exhibit I	Contract with DealMaker
Exhibit J	Escrow Agreement
Exhibit J	Screenshot of landing page and transcripts

EXHIBIT B

Articles of Incorporation

Filed in the Office of	Business Number E41364002024-2
	Filing Number 20244136399
Secretary of State State Of Nevada	Filed On 6/20/2024 8:00:00 AM
	Number of Pages 5

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

ABOVE SPACE IS FOR OFFICE USE ONLY

Formation - Profit Corporation

☒ NRS 78 - Articles of Incorporation Domestic Corporation ☐ NRS 80 - Foreign Corporation ☐ NRS 89 - Articles of Incorporation Professional Corporation

☐ 78A Formation - Close Corporation

(Name of Close Corporation MUST appear in the below heading)

Articles of Formation of ________________ **a close corporation (NRS 78A)**

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Name of Entity: (If foreign, name in home jurisdiction)

Kratos Mining Partners 1, Inc.

2. Registered Agent for Service of Process: (Check only one box)

☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title and address below)

Vcorp Services, LLC
Name of Registered Agent OR Title of Office or Position with Entity

Street Address | City | Nevada | Zip Code

Mailing Address (if different from street address) | City | Nevada | Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X Vcorp Services, LLC by Miriam Nachison, Asst. Secretary [signature] 6/19/2024
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

3. Governing Board: (NRS 78A, close corporation only, check one box; if yes, complete article 4 below)

This corporation is a close corporation operating with a board of directors ☐ Yes **OR** ☐ No

4. Names and Addresses of the Board of Directors/ Trustees or Stockholders

(NRS 78: Board of Directors/ Trustees is required.

NRS 78a: Required if the Close Corporation is governed by a board of directors.

NRS 89: Required to have the Original stockholders and directors. A certificate from the regulatory board must be submitted showing that each individual is licensed at the time of filing. See instructions)

1) WILLIAM B. HOAGLAND — Name; USA — Country
500 7th Avenue — Street Address; New York — City; NY — State; 10018 — Zip/Postal Code

2) Name | Country
Street Address | City | State | Zip/Postal Code

3) Name | Country
Street Address | City | State | Zip/Postal Code

5. Jurisdiction of Incorporation: (NRS 80 only)

5a. Jurisdiction of incorporation:

5b. I declare this entity is in good standing in the jurisdiction of its incorporation. ☐

This form must be accompanied by appropriate fees.

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Formation - Profit Corporation

Continued, Page 2

6. Benefit Corporation: (For NRS 78, NRS 78A, and NRS 89, optional. See instructions.)	By selecting "Yes" you are indicating that the corporation is organized as a benefit corporation pursuant to NRS Chapter 78B with a purpose of creating a general or specific public benefit. The purpose for which the benefit corporation is created must be disclosed in the below purpose field. **Yes** ☐
7. Purpose/Profession to be practiced: (Required for NRS 80, NRS 89 and any entity selecting Benefit Corporation. See instructions.)	Transact lawful business for which a corporation may be incorporated under the laws of the State of Nevada, which purpose may be amended from time to time.
8. Authorized Shares: (Number of shares corporation is authorized to issue NRS 80: Must include copy of the most recently filed in home jurisdiction setting forth the authorized stock of the corporation.)	Please indicate the break down of all corporate shares and the par value. Number of Authorized shares with Par value: 200,000,000 Par value: $ 0.0010000000 Number of Common shares with Par value: **190,000,000** Par value: $ **0.0010000000** Number of Preferred shares with Par value: 10,000,000 Par value: $ 0.0010000000 Number of shares with no par value: 0 **Foreign Corporations, NRS 80 only:** ☐ This is a corporation is a unlimited stock corporation ☐ This is a corporation is a non-stock corporation. If more than one class or series of stock is authorized, please attach the information on an additional sheet of paper.
9. Name and Signature of: Officer making the statement or Authorized Signer for NRS 80. **Name, Address and Signature of the Incorporator** for NRS 78, 78A, and 89. NRS 89 - Each Organizer/ Incorporator must be a licensed professional.	I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. WILLIAM B. HOAGLAND_ (Name) USA (Country) 500 7th Avenue (Address) New York (City) NY (State) 10018 (Zip/Postal Code) X [signature] (attach additional page if necessary)

AN INITIAL LIST OF OFFICERS MUST ACCOMPANY THIS FILING

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

See attached articles.

This form must be accompanied by appropriate fees.

ARTICLES OF INCORPORATION OF

Kratos Mining Partners 1, Inc.

A Nevada Corporation

Kratos Mining Partners 1, Inc. (the "**Corporation**"), a corporation incorporated under the laws of the state of Nevada, hereby correctly sets forth and consolidates the entire text of the Articles of Incorporation, pursuant to Sections 78.035, 78.037 and 78.045 of the Nevada Revised Statutes.

The Articles of Incorporation of Kratos Mining Partners 1, Inc. are hereby adopted and set to read as follows.

ARTICLE I

NAME

The name of the corporation is Kratos Mining Partners 1, Inc. (the "**Corporation**").

ARTICLE II
RESIDENT AGENT AND REGISTERED OFFICE

The name of the Corporation's resident agent for service of process is VCORP Services, LLC.

ARTICLE III

CAPITAL STOCK

3.01 *Authorized Capital Stock.* The total number of shares of stock this Corporation is authorized to issue shall be 200 million (200,000,000) shares, par value $0.001 per share. This stock shall be divided into two classes to be designated as "**Common Stock**" and "**Preferred Stock**".

3.02 *Common Stock.* The total number of authorized shares of Common Stock shall be 190 million (190,000,000).

3.03 *Preferred Stock.* The total number of authorized shares of Preferred Stock shall be 10 million (10,000,000) shares. The board of directors shall have the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the following:

(a) Whether or not the class or series shall have voting rights, full or limited, the nature and qualifications, limitations and restrictions on those rights, or whether the class or series will be without voting rights;

(b) The number of shares to constitute the class or series and the designation thereof;

(c) The preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations, or restrictions thereof, if any, with respect to any class or series;

(d) Whether or not the shares of any class or series shall be redeemable and if redeemable, the redemption price or prices, and the time or times at which, and the terms and conditions upon which, such shares shall be redeemable and the manner of redemption;

(e) Whether or not the shares of a class or series shall be subject to the operation of retirement or sinking funds to be applied to the purchase or redemption of such shares for retirement, and if such retirement or sinking funds be established, the amount and the terms and provisions thereof;

(f) The dividend rate, whether dividends are payable in cash, stock of the Corporation, or other property, the conditions upon which and the times when such dividends are payable, the preference to or the relation to the payment of dividends payable on any other class or classes or series of stock, whether or not such dividend shall be cumulative or noncumulative, and if cumulative, the date or dates from which such dividends shall accumulate;

(g) The preferences, if any, and the amounts thereof which the holders of any class or series thereof are entitled to receive upon the voluntary or involuntary dissolution of, or upon any distribution of assets of, the Corporation;

(h) Whether or not the shares of any class or series are convertible into, or exchangeable for, the shares of any other class or classes or of any other series of the same or any other class or classes of stock of the Corporation and the conversion price or prices or ratio or ratios or the rate or rates at which such exchange may be made, with such adjustments, if any, as shall be stated and expressed or provided for in such resolution or resolutions; and

(i) Such other rights and provisions with respect to any class or series as may to the board of directors seem advisable.

The shares of each class or series of the Preferred Stock may vary from the shares of any other class or series thereof in any respect. The Board of Directors may increase the number of shares of the Preferred Stock designated for any existing class or series by a resolution adding to such class or series authorized and unissued shares of the Preferred Stock not designated for any existing class or series of the Preferred Stock and the shares so subtracted shall become authorized, unissued and undesignated shares of the Preferred Stock.

ARTICLE IV

DIRECTORS

4.01 Number. The number of directors comprising the board of directors shall be fixed and may be increased or decreased from time to time in the manner provided in the bylaws of the Corporation, except that at no time shall there be less than one director.

ARTICLE V

PURPOSE

5.01 Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under Nevada Revised Statutes ("**NRS**").

ARTICLE VI

DIRECTORS' AND OFFICERS' LIABILITY

6.01 Limitation of Liability. The individual liability of the directors and officers of the Corporation is hereby eliminated to the fullest extent permitted by the NRS, as the same may be amended and supplemented. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

ARTICLE VII

INDEMNITY

7.01 Indemnification. Every person who was or is a party to, or is threatened to be made a party to, or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he, or a person of whom he is the legal representative, is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the laws of the State of Nevada from time to time against all expenses, liability and loss (including attorneys' fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. Such right of indemnification shall be a contract right which may be enforced in any manner desired by such person. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Corporation. Such right of indemnification shall not be exclusive of any other right which such directors, officers or representatives may have or hereafter acquire, and, without limiting the generality of such statement, they shall be entitled to their respective rights of indemnification under any bylaw, agreement, vote of stockholders, provision of law, or otherwise, as well as their rights under this Article.

7.02 Bylaw Provisions. Without limiting the application of the foregoing, the board of directors may adopt bylaws from time to time with respect to indemnification, to provide at all times the fullest indemnification permitted by the laws of the State of Nevada, and may cause the Corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprises against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the Corporation would have the power to indemnify such person.

7.03 Continuation. The indemnification provided in this Article shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Dated: June 19, 2024

By: ______________________
Name: William B. Hoagland
Title: Chief Executive Officer

EXHIBIT C

Certificate of Amendment filed on June 21, 2024

Filed in the Office of	Business Number E41364002024-2
FVAguilar	Filing Number 20244138837
Secretary of State State Of Nevada	Filed On 6/21/2024 3:52:00 PM
	Number of Pages 3

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: KRATOS MINING PARTNERS 1, INC. Entity or Nevada Business Identification Number (NVID): NV20243144848
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ______ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☒ incorporators ☐ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: ______ Or ☐ No action by stockholders is required, name change only.
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: ______ Jurisdiction of formation: ______ Changes to takes the following effect: ☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes) ______ * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

DocuSign Envelope ID: EEDC78A5-3398-4F2A-AAD4-A540E9BE18F0

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)	Date: Time: (must not be later than 90 days after the certificate is filed)
5. Information Being Changed: (Domestic corporations only)	Changes to takes the following effect: ☒ The entity name has been amended. ☐ The registered agent has been changed. (attach Certificate of Acceptance from new registered agent) ☐ The purpose of the entity has been amended. ☐ The authorized shares have been amended. ☐ The directors, managers or general partners have been amended. ☐ IRS tax language has been added. ☐ Articles have been added. ☐ Articles have been deleted. ☐ Other. The articles have been amended as follows: (provide article numbers, if available) The name of the entity is Kratos Data Partners 1, Inc. (attach additional page(s) if necessary)
6. Signature: (Required)	DocuSigned by: X William B Hoagland 4D5EA0D0B770438 — Signature of Officer or Authorized Signer — CHIEF EXECUTIVE OFFICER — Title X ______ Signature of Officer or Authorized Signer — Title *If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

See attached amendment to the articles of incorporation.

This form must be accompanied by appropriate fees.

CERTIFICATE OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION OF

KRATOS MINING PARTNERS 1, INC.

A Nevada Corporation

Kratos Mining Partners 1, Inc. (the "**Corporation**"), organized and existing by virtue of the Nevada Revised Statutes does hereby certify:

FIRST: Article I of the Articles of Incorporation is amended to reflect the following:

ARTICLE I

NAME

The name of the corporation is Kratos Data Partners 1, Inc. (the "**Corporation**").

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Articles of Incorporation to be signed by a duly authorized officer of the Corporation on this 21st day of June, 2024.

DocuSigned by:
By: William B Hoagland
4D5EA0D0B770435...

Name: William ~~B. Hogland~~
Title: Chief Executive Officer

EXHIBIT D

Certificate of Amendment filed on August 27, 2024

Filed in the Office of	Business Number E41364002024-2
FVAguilar	Filing Number 20244281555
Secretary of State State Of Nevada	Filed On 8/27/2024 12:02:00 PM
	Number of Pages 3

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity as on file with the Nevada Secretary of State: KRATOS DATA PARTNERS 1, INC. Entity or Nevada Business Identification Number (NVID): NV20243144848
2. Restated or Amended and Restated Articles: (Select one) (If amending and restating only, complete section 1,2 3, 5 and 6)	☐ Certificate to Accompany Restated Articles or Amended and Restated Articles ☐ Restated Articles - No amendments; articles are restated only and are signed by an officer of the corporation who has been authorized to execute the certificate by resolution of the board of directors adopted on: ______ The certificate correctly sets forth the text of the articles or certificate as amended to the date of the certificate. ☐ Amended and Restated Articles * Restated or Amended and Restated Articles must be included with this filing type.
3. Type of Amendment Filing Being Completed: (Select only one box) (If amending, complete section 1, 3, 5 and 6.)	☒ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.380 - Before Issuance of Stock) The undersigned declare that they constitute at least two-thirds of the following: (Check only one box) ☐ incorporators ☒ board of directors The undersigned affirmatively declare that to the date of this certificate, no stock of the corporation has been issued
	☐ Certificate of Amendment to Articles of Incorporation (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock) The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: ______ Or ☐ No action by stockholders is required, name change only.
	☐ Officer's Statement (foreign qualified entities only) - Name in home state, if using a modified name in Nevada: ______ Jurisdiction of formation: ______ Changes to takes the following effect: ☐ The entity name has been amended. ☐ Dissolution ☐ The purpose of the entity has been amended. ☐ Merger ☐ The authorized shares have been amended. ☐ Conversion ☐ Other: (specify changes) ______ * Officer's Statement must be submitted with either a certified copy of or a certificate evidencing the filing of any document, amendatory or otherwise, relating to the original articles in the place of the corporations creation.

This form must be accompanied by appropriate fees.

Docusign Envelope ID: 6B586EB6-8163-4284-82AE-F4EB4C2758DC

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Profit Corporation:
Certificate of Amendment (PURSUANT TO NRS 78.380 & 78.385/78.390)
Certificate to Accompany Restated Articles or Amended and Restated Articles (PURSUANT TO NRS 78.403)
Officer's Statement (PURSUANT TO NRS 80.030)

4. Effective Date and Time: (Optional)

Date: ______ Time: ______

(must not be later than 90 days after the certificate is filed)

5. Information Being Changed: (Domestic corporations only)

Changes to takes the following effect:

- [x] The entity name has been amended.
- [ ] The registered agent has been changed. (attach Certificate of Acceptance from new registered agent)
- [ ] The purpose of the entity has been amended.
- [ ] The authorized shares have been amended.
- [ ] The directors, managers or general partners have been amended.
- [ ] IRS tax language has been added.
- [ ] Articles have been added.
- [ ] Articles have been deleted.
- [ ] Other.

The articles have been amended as follows: (provide article numbers, if available)

The name of the entity is PowerLink Digital Partners I, Inc.

(attach additional page(s) if necessary)

6. Signature: (Required)

DocuSigned by:

X William B Hoagland
4D5EA0D0B770438...

Signature of Officer or Authorized Signer

CHIEF EXECUTIVE OFFICER
Title

X ______
Signature of Officer or Authorized Signer

Title

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

Please include any required or optional information in space below:
(attach additional page(s) if necessary)

See attached amendment to the articles of incorporation.

This form must be accompanied by appropriate fees.

CERTIFICATE OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION OF

KRATOS DATA PARTNERS 1, INC.

A Nevada Corporation

Kratos Data Partners 1, Inc. (the "**Corporation**"), organized and existing by virtue of the Nevada Revised Statutes does hereby certify:

FIRST: Article I of the Articles of Incorporation is amended to reflect the following:

ARTICLE I

NAME

The name of the corporation is PowerLink Digital Partners I, Inc. (the "**Corporation**").

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Articles of Incorporation to be signed by a duly authorized officer of the Corporation on this 21st day of August, 2024.

DocuSigned by:

By: William B Hoagland

4D5EA0D0B770438...

Name: William B. Hoagland

Title: Chief Executive Officer

EXHIBIT E

Certificate of Designation of Series A Preferred Stock filed on December 2, 2024

Filed in the Office of	Business Number E41364002024-2
Secretary of State State Of Nevada	Filing Number 20244506014
	Filed On 12/2/2024 2:46:00 PM
	Number of Pages 3

FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation

NRS 78.1955, 78.1955(6)

☒ Certificate of Designation
☐ Certificate of Amendment to Designation - Before Issuance of Class or Series
☐ Certificate of Amendment to Designation - After Issuance of Class or Series
☐ Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity information:	Name of entity: Powerlink Digital Partners I, Inc. Entity or Nevada Business Identification Number (NVID): E41364002024-2
2. Effective date and time:	For Certificate of Designation or Amendment to Designation Only (Optional): Date: Time: (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing: Series A Preferred Stock
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing:
5. Amendment of class or series of stock:	☐ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued. ☐ Certificate of Amendment to Designation- After Issuance of Class or Series The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.
6. Resolution: Certificate of Designation and Amendment to Designation only)	By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.* Powerlink Digital Partners I, Inc. hereby creates a Series A Preferred Stock with the following rights (see attached)
7. Withdrawal:	Designation being Withdrawn: Date of Designation: No shares of the class or series of stock being withdrawn are outstanding. The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *
8. Signature: (Required)	X DocuSigned by: [signature] 4D5EA0D0B770438... Signature of Officer — Date: 11/29/2024

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS OF SERIES A PREFERRED STOCK OF POWERLINK DIGITAL PARTNERS I, INC.

PowerLink Digital Partners I, Inc., a corporation organized and existing under the laws of the State of Nevada (the "**Company**"), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (the "**Board**") on November 29, 2024 in accordance with the provisions of its Articles of Incorporation, as may be amended and/or restated from time to time (the "**Articles of Incorporation**") and bylaws ("**Bylaws**").

"**WHEREAS,** pursuant to Article III, Section 3.03 of the Articles of Incorporation, the total number of authorized shares of Preferred Stock is 10,000,000 shares and the number of authorized, unissued shares of Preferred Stock, as of the date hereof, is 10,000,000 shares; and

WHEREAS, pursuant to Article III, Section 3.03 of the Articles of Incorporation, the Board has the authority to authorize the issuance of the Preferred Stock from time to time in one or more classes or series, and to state in the resolution or resolutions from time to time adopted providing for the issuance thereof the designations, relative rights, preferences, privileges, powers and restrictions of the Preferred Stock.

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Articles of Incorporation and Bylaws, the Board hereby authorizes a series of the Company's Preferred Stock, and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I. NAME OF THE COMPANY

PowerLink Digital Partners I, Inc.

II. DESIGNATION; AMOUNT

A. Designation. The designation of said series of preferred stock shall be Series A Convertible Preferred Stock, $0.001 par value per share (the "**Series A Preferred Stock**").

B. Number of Shares. The number of shares of Series A Preferred Stock authorized shall be 10,000.

III. DIVIDENDS

The holders of the Series A Preferred Stock (each, a "**Holder**") shall have no rights to dividends except as may be declared by the Board from time to time.

IV. CONVERSION

The holders of the Series A Preferred Stock shall have no conversion rights.

V. VOTING RIGHTS

Holders of the Series A Preferred Stock have the right to cast ten thousand (10,000) votes per share on all matters submitted to a vote of holders of the Common Stock, including the election of directors and all other matters as required by law. There is no right to cumulative voting in the election of directors. The holders of Series A Preferred Stock shall vote together with all other classes and series of Common Stock as a single class on all actions to be taken by the Common Stock holders, except to the extent that voting as a separate class or series is required by law.

VI. LIQUIDATION

A. In the event of any liquidation, dissolution or winding up of the Company (each of such events, a "**Liquidation**"), either voluntary or involuntary, the Holders of record shall be entitled to participate in any

distribution out of the assets of the Company on an equal basis per share with the holders of the Common Stock.

B. A sale of all or substantially all of the Company's assets or an acquisition of the Company by another entity by means of any transaction or series of related transactions (including, without limitation, a reorganization, consolidated or merger) that results in the transfer of fifty percent (50%) or more of the outstanding voting power of the Company, shall not be deemed to be a Liquidation for purposes of this Certificate of Designation.

IN WITNESS WHEREOF, the undersigned has signed this Certificate of Designations, Preferences and Rights of PowerLink Digital Partners I, Inc., as of the 29th day of November, 2024.

POWERLINK DIGITAL PARTNERS I, INC.

By: DocuSigned by: [signature] 4D5EA0D0B770438...

William B. Hoagland, Chief Executive Officer

EXHIBIT F

Bylaws

Exhibit 2.5

BYLAWS
OF
KRATOS MINING PARTNERS 1, INC.

(A NEVADA CORPORATION)

ARTICLE I
OFFICES

Section 1. Registered Agent and Offices. The registered agent of Kratos Mining Partners 1, Inc. (the "**Corporation**") in the State of Nevada shall be VCorp Services LLC, 701 S. Carson Street, Suite 200, Carson City, NV 89701. The address of the principal place of business of the Corporation is at 500 7th Avenue, New York, NY, 10018.

Section 2. Other Offices. The Corporation may also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors of the Corporation (the "**Board of Directors**"), and may also have offices at such other places, both within and without the State of Nevada, as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II
CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III
STOCKHOLDERS' MEETINGS

Section 4. Place of and Time of Meetings.

(a) Meetings of the stockholders of the Corporation may be held at such place, either within or outside of the State of Nevada, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Nevada Revised Statutes (the "**NRS**").

(b) The annual meeting shall be held on the date and at the time fixed, from time to time, by the directors. A special meeting shall be held on the date and at the time fixed by the directors.

(c) Annual meetings and special meetings shall be held at such place, within or without the State of Nevada, as the directors may, from time to time, fix. Whenever the directors shall fail to fix such place, the meeting shall be held at the registered office of the Corporation in the State of Nevada. The Board of Directors may also, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 78.320 of the NRS. If a meeting by remote communication is authorized by the Board of Directors in its sole discretion, and subject to guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (b) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (c) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 5. Annual Meeting.

(a) The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board of Directors; or (iii) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section.

(b) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of paragraph (a) of this Section, (i) the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and (ii) such other business must be a proper matter for stockholder action under the NRS and applicable law. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; *provided, however*, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) information relating to the director nominee; (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, and (ii) the class and number of shares of the Corporation that are owned beneficially and of record by such stockholder and such beneficial owner.

(c) Notwithstanding anything in the second sentence of paragraph (b) of this Section to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least one hundred (100) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation.

(d) Only such persons who are nominated in accordance with the procedures set forth in this Section (or elected or appointed pursuant to Article IV of these Bylaws) shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e) Notwithstanding the foregoing provisions of this Section, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the Securities Exchange Act of 1934, as amended (the "**1934 Act**"). Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f) For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "**SEC**") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board of Directors, (ii) the Chief Executive Officer, (iii) the Board of Directors pursuant to a resolution adopted by directors representing a quorum of the Board of Directors or (iv) by the holders of shares entitled to cast not less than 33.4% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board of Directors shall fix.

(b) If a special meeting is properly called by any person or persons other than the Board of Directors, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board of Directors, the Chief Executive Officer, or the Secretary of the Corporation. No business may be transacted at such special meeting otherwise than specified in such notice. The Board of Directors shall determine the time and place of such special meeting, which shall be held not less than thirty-five (35) nor more than one hundred twenty (120) days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7 of these Bylaws. Nothing contained in this paragraph (b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board of Directors may be held.

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of one-third (33.4%) of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened a meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute, or by the Articles of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Articles of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Articles of Incorporation or these Bylaws, one-third (33.4%) of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Articles of Incorporation or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business, which might have been transacted at the original meeting pursuant to the Articles of Incorporation, these Bylaws or applicable law. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so in person, either by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Nevada law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting (including giving consent pursuant to Section 13) shall have the following effect: (a) if only one (1) votes, his or her act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Nevada Circuit Court for relief as provided in the NRS. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

Section 13. Action Without Meeting.

(a) Unless otherwise provided in the Articles of Incorporation, any action required by statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within sixty (60) days of the earliest dated consent delivered to the corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the corporation by delivery to its registered office in the State of Nevada, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c) In no instance where the action is authorized by written consent need a meeting of stockholders be called or notice given.

(d) An electronic mail, facsimile or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this Section, provided that any such electronic mail, facsimile or other electronic transmission sets forth or is delivered with information from which the corporation can determine (i) that the electronic mail, facsimile or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile or electronic transmission. The date on which such electronic mail, facsimile or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the corporation by delivery to its registered office in the state of Nevada, its principal place of business or an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile or other electronic transmission may be otherwise delivered to the principal place of business of the corporation or to an officer or agent of the corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the board of directors of the corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

Section 14. Organization.

(a) At every meeting of stockholders, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV
DIRECTORS

Section 15. Number and Term of Office. The authorized number of directors of the Corporation shall be fixed by the Board of Directors from time to time. Directors need not be stockholders unless so required by the Articles of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

Section 16. Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Articles of Incorporation. The Board of Directors is entitled to determine the voting powers and the designations (including the right and power to designate), preferences and other special rights, and the qualifications, limitations or restrictions in respect of each class or series of preferred stock of the Corporation.

Section 17. Term of Directors.

(a) Directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled.

Section 18. Vacancies.

Unless otherwise provided in the Articles of Incorporation, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director; *provided, however*, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Articles of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 19. Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board of Directors. If no such specification is made, it shall be deemed effective at the pleasure of the Board of Directors. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until his successor shall have been duly elected and qualified.

Section 20. Removal.

Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time with or without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock entitled to vote generally at an election of directors.

Section 21. Meetings

(a) Regular Meetings. Unless otherwise restricted by the Articles of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Nevada which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means.. No further notice shall be required for a regular meeting of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Articles of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Nevada whenever called by the Chairman of the Board, the Chief Executive Officer (if a director), the President (if a director) or any director.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 22. Quorum and Voting.

(a) Unless the Articles of Incorporation requires a greater number, a quorum of the Board of Directors shall consist of a majority of the total number of directors then serving; *provided, however*, that such number shall never be less than one-third (1/3) of the total number of directors except that when one director is authorized, then one director shall constitute a quorum.. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting. If the Articles of Incorporation provides that one or more directors shall have more or less than one vote per director on any matter, every reference in this Section to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Articles of Incorporation or these Bylaws.

Section 23. Action without Meeting. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 24. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 25. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the NRS to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any bylaw of the Corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to the provisions of paragraphs (a) or (b) of this Section may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 26. Organization. At every meeting of the directors, the Chairman of the Board of Directors, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

ARTICLE V
OFFICERS

Section 27. Officers Designated. The officers of the Corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, the Secretary, and the Chief Financial Officer, all of whom shall be elected at the annual organizational meeting of the Board of Directors. The Board of Directors may also appoint the Treasurer, the Controller, one or more Vice Presidents; one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers, as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 28. Tenure and Duties of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors, or by the Chief Executive Officer or other officer if so authorized by the Board of Directors.

(b) Duties of Chairman of the Board of Directors. The Chairman of the Board of Directors, when present, shall preside at all meetings of the stockholders and the Board of Directors. The Chairman of the Board of Directors shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. If there is no Chief Executive Officer and no President, then the Chairman of the Board of Directors shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in paragraph (c) of this Section.

(c) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(d) Duties of President. In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board of Directors, unless the Chairman of the Board of Directors has been appointed and is present. If the office of Chief Executive Officer is vacant, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time.

(e) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

(g) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer shall designate from time to time.

Section 29. Delegation of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 30. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board of Directors or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

Section 31. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI
EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES OWNED BY THE CORPORATION

Section 32. Execution of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the Corporation or on special accounts of the Corporation shall be signed by such person or persons, as the Board of Directors shall authorize so to do. Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 33. Voting of Securities Owned by the Corporation. All stock and other securities of other corporations owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairman of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII
SHARES OF STOCK

Section 34. Form and Execution of Certificates. The shares of the Corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, of the Corporation shall be in such form as is consistent with the Articles of Incorporation and applicable law. Every holder of shares of stock in the Corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by him or her in the Corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

Section 35. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the Corporation in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 36. Restrictions on Transfer.

(a) The Corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the Corporation to restrict the sale, transfer, assignment, pledge, or other disposal of or encumbering of any of the shares of stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "**Transfer**") of shares of stock of the Corporation of any one or more classes owned by such stockholders in any manner not prohibited by the NRS.

(b) Transfers of record of shares of stock of the Corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by a certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

Section 37. Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; *provided, however,* that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board of Directors to fix a record date. The Board of Directors shall promptly, but in all events within ten (10) days after the date, on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board of Directors within ten (10) days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Nevada, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 38. Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada.

ARTICLE VIII
FISCAL YEAR

Section 39. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE IX
INDEMNIFICATION

Section 40. Indemnification of Directors, Executive Officers, Employees, and Other Agents.

(a) Directors and Executive Officers. The Corporation shall indemnify its directors and executive officers to the fullest extent not prohibited by the NRS or any other applicable law; *provided, however,* that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, *provided, further,* that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the NRS or any other applicable law or (iv) such indemnification is required to be made under paragraph (d) of this Section.

(b) Other Officers, Employees and Other Agents. The Corporation shall have power to indemnify its other officers, employees and other agents as set forth in the NRS or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person except executive officers to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding; *provided, however*, that, if the NRS requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to paragraph (e) of this Section, no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer. Any right to indemnification or advances granted by this Section to a director or executive officer or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the NRS or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the NRS or any other applicable law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Section shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Articles of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the NRS or any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Section shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors, and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the NRS, or any other applicable law, the Corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section.

(h) Amendments. Any repeal or modification of this Section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i) Saving Clause. If this Section or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j) Certain Definitions. For the purposes of this Section, the following definitions shall apply:

(1) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(2) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(3) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(4) References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include, without limitation, situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(5) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section.

ARTICLE X
NOTICES

Section 41. Notices.

(a) Notice to Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 of these Bylaws. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice to Directors. Any notice required to be given to any director may be given by the method stated in paragraph (a) of this Section, or as provided for in Section 21 of these Bylaws. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice to Person with Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Articles of Incorporation or Bylaws of the Corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the NRS, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under the NRS, any notice given under the provisions of the NRS, the Articles of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the Corporation within 60 days of having been given notice by the Corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the Corporation.

ARTICLE XI
AMENDMENTS

Section 42. Amendments. The Board of Directors is expressly empowered to adopt, amend or repeal Bylaws of the Corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Corporation; *provided, however*, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Articles of Incorporation, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

APPROVED AND ADOPTED on June 20, 2024

/s/ *William B. Hoagland*

Name: William B. Hoagland
Title: Director

CERTIFICATE BY SECRETARY

The undersigned hereby certifies that the undersigned is the duly elected, qualified, and acting Secretary of Kratos Mining Partners 1, Inc., a Nevada corporation, and that the foregoing Bylaws were adopted as the Bylaws of the corporation on June 20, 2024.

Executed as of June 20, 2024

/s/ *William B. Hoagland*

William B. Hoagland, Secretary

EXHIBIT G

Subscription Agreement

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF
1933, AS AMENDED (THE "**ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE ACT. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

SUBSCRIPTION AGREEMENT

To: PowerLink Digital Partners I, Inc.
500 7th Avenue
New York, NY 10018

Ladies and Gentlemen:

The investor executing this Subscription Agreement ("**Investor**") hereby subscribes for the number and dollar amount of shares of common stock ("**Shares**"), of PowerLink Digital Partners I, Inc., a Nevada corporation (the "**Company**"), as indicated in the Investor Information (below defined).

WHEREAS, the Company is offering up to 816,993 Shares at a price of $6.00 per Share plus a processing fee of 2% of the purchase price of the Shares ("**Investor Processing Fee**"), pursuant to its Form C, including Exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "**Securities Act**"). The purchase price of the Shares subscribed for by the Investor plus the Investor Processing Fee is referred to herein as the "**Subscription Amount**."

NOW, THEREFORE, it is agreed as follows:

1. Investor understands and agrees that this Subscription Agreement ("**Agreement**") is comprised of the below terms and schedules, as well as the information Investor provides via the

Company's investment portal at www.invest.powerlink.com ("**Company Site**") relating to its purchase of Shares pursuant to this Agreement, which may include, but not be limited to, Investor's identity and personal information, contact information, signature and the amount of Shares being purchased by Investor (collectively, "**Investor Information**"), which Investor Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Investor agrees to the terms of service and privacy policy contained on the Company Site.

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

A. The Shares will be held by the Investor as indicated within the Investor Information (e.g. individual, corporation, custodial account, community property, etc.).

B. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

C. The Company has entered into, and from time to time may enter into, separate subscription agreements with other Investors for the sale of Shares to such other Investors. The sale of Shares to such other Investors and this sale of the Shares shall be separate sales and this Subscription Agreement and the other subscription agreements shall be separate agreements.

D. Concurrent with the execution hereof, the Investor authorizes Enterprise Bank & Trust, as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Subscription Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator. By submitting this payment, Investor hereby authorizes DealMaker to charge the designated payment method for the investment amount indicated. Investor understands this investment is subject to the terms of the offering and its associated rules and investor protections. Investor understands it is not a purchase of goods or services. Investor acknowledges that this transaction is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. Investor confirms that he/she/it has reviewed all offering documents and agrees not to dispute the charge with the bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

E. Investor understands and agrees that the Company much raise at least $9,993.96 ("**Target Offering Amount**"), inclusive of the Investor Processing Fee, by December 1, 2026 ("**Offering Deadline**") in order to conduct an initial closing of investor funds. If we do not raise the Target Offering Amount by the Offering Deadline, no Shares will be sold, Investor's investment commitments will be canceled, and all committed funds will be returned to Investor without interest or deduction. Investor is prepared and agrees to have Investor's Subscription Amount held with the Escrow Facilitator until there is a closing as contemplated in the Offering Statement or the Offering deadline, whichever occurs first and that Investor will not be entitled to interest or profits relating to such Subscription Amount.

F. The Company may elect at any time after twenty-one (21) days from the date of the Offering

Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the Target Offering Amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon Investor's Closing Date and the Investor will receive Shares in exchange for his or her or its investment. Shares will be issued in book entry form.

G. Investor understands and agrees that no Shares will be issued in exchange for the Investor Processing Fee. The Investor Processing Fee will be rounded to the nearest whole cent.

H. Investor has received and reviewed this Subscription Agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Investor to make an investment decision.

I. Investor acknowledges that Investor has been informed of the compensation that DealMaker Securities LLC and affiliates will receive in connection with the sale of Shares in the Regulation CF offering and the manner in which it is received.

J. Investor acknowledges that Investor has read the educational materials on the Company Site, and has been informed of Investor's right to cancel this subscription up to 48-hours prior to Investors' Closing Date; however, once the Subscription Agreement is accepted by the Company after such time, there is no cancelation right;

L. Investor acknowledges that there may be promoters for this offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of an issuer that engages in promotional activities on behalf of the Issuer;

M. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Subscription Agreement.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

A. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under Rule 501 of the Securities Act; or

B. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Subscription Agreement does not represent: i. Where the Investor's annual income AND net worth are both

equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000. ii. Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth. iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees as follows:

A. The information provided by the Investor to the Company via this Subscription Agreement and the Investor Information is true and correct in all respects

as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

B. The Investor, if an individual, is over 18 years of age (or older if required by Investor's jurisdiction), and the address set forth in the Investor Information is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth in the Investor Information.

C. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. Investor further represents that Investor's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of Investor's jurisdiction.

D. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

E. Except as set forth in this Subscription Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Shares. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement, and not based on any other documents or information generated by the Company or its existing members, managers, employees, or agents.

F. The Investor is capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company, as may be desired or advisable.

G. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

H. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

I. The Investor acknowledges and understands that:

i. The Shares are a speculative investment and involve a substantial degree of risk;

ii. The Company does not have a significant financial or operating history;

iii. The Shares are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

iv. Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

J. The Investor represents and warrants that (i) the Shares are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Shares are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member close associate of a senior foreign political figure.

K. If the Investor is an individual retirement account, qualified pension, profit sharing, or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company. Investor acknowledges that neither the Company nor any of its affiliates shall be deemed a 'fiduciary' with respect to the Investor's investment pursuant to ERISA or other applicable law, and the Investor has made an independent determination that the investment is prudent and appropriate for the Retirement Trust.

L. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

M. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed, and delivered, and constitutes the legal, valid, and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

N. Investor acknowledges and agrees that there is no ready public market for the Shares and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Shares on any market or take any steps [including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")] with respect to facilitating trading or resale of the Shares. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Shares. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Shares. Investor further understands and agrees that the Shares may not be transferred by Investor during the one-year period beginning at the Closing Date, unless such securities are transferred (i) to the Company; (ii) to an accredited Investor; (iii) as part of an offering registered with the U.S. Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Investor acknowledges and agrees that the Shares are subject to transfer restrictions under 17 C.F.R. § 227.501(a) and may not be resold for a period of one year from the date of purchase, except in certain limited circumstances. This provision will survive closing or termination of this Subscription Agreement.

O. ERISA Considerations. Investor represents and warrants that the Investor is either:

(i) Purchasing the Shares with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; account); (c) a plan that is subject to Section 4975 of the Code (including an individual retirement(d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (a) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (b) is subject to Title I of ERISA, Section 4975 of the Code or both; or

(ii) Not purchasing the Shares with funds that constitute the assets of any of the entities or plans described in this Section 4(m)(1).

5. It is understood that this subscription may be canceled by the Investor only in accordance with Regulation CF and the procedures disclosed in the Offering Statement and is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may terminate the offering at any time, and may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Shares (or any portion thereof) to Investor is not consummated for any reason, this Subscription Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), except for Section 2(G) hereof, which shall remain in force and effect.

6. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Subscription Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

7. The Company represents and warrants to the Investor that:

A. The Company is duly formed and validly existing in good standing as a corporation under the laws of the State of Nevada and has all requisite power and authority to carry on its business as now conducted.

B. The execution, delivery, and performance by the Company of this Subscription Agreement have been authorized by all necessary action on behalf of the Company, and this Subscription Agreement is a legal, valid, and binding agreement of the Company, enforceable against the Company in accordance with its terms.

C. The Shares, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

8. Miscellaneous.

A. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons or entity or entities may require.

B. This Subscription Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

C. The representations, warranties, and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators, and successors, and shall inure to the benefit of the Company and its successors and assigns.

D. None of the provisions of this Subscription Agreement may be waived, changed, or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

E. The invalidity, illegality, or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality, or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

F. This Subscription Agreement, including the Investor Information, constitutes the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

G. The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

H. This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. Each of the parties hereto agrees that the transaction consisting of this Agreement and its exhibits, appendices and schedules (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record- keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

I. No failure or delay by any party in exercising any right, power, or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power, or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

J. Notice, requests, demands, and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery. All methods of transmission to be made to the respective parties at the addresses set forth in the Investor Information with respect to the Investor and above on page 1 of this Subscription Agreement with respect to the Company, except that the Company will not accept notice by email or other electronic communication. Investor agrees that the Company may deliver all notices, tax reports, and other documents and information to Investor by email or another electronic delivery method chosen by the Company.

Investor agrees to tell the Company immediately if Investor changes its email address or home mailing address so the Company can send information to the new address.

K. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES. There is no guarantee that an investment in the Company will generate a profit or return on investment, or that the Investor will not lose their entire investment. The Investor is advised to seek the advice of professional counsel, including tax, legal, and financial advisors, and the Investor is making its own independent decision on the suitability of an investment in the Company.

L. **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER**.

i. IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION ("**ARBITRATION PROVISION**") CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. THAT MEANS THAT, IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPAY RELATING TO THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION, YOU AND THE COMPANY AGREE TO RESOLVE YOUR DISPUTE THROUGH BINDING ARBITRATION, INSTEAD OF THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND TO PARTICIPATE IN ANY CLASS ACTION. THE ARBITRATION PROVISION AND THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION IS NOT INTENDED TO BE DEEMED A WAIVER BY YOU OF OUR COMPLIANCE WITH THE EXCHANGE ACT AND SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

ii. "Claim" shall mean any dispute or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing. Claims include, but are not limited to, breach of contract, fraud, misrepresentation, express or implied warranty, and equitable, injunctive, or declaratory relief. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise and include those brought by or against your assigns, heirs, or beneficiaries.

iii. If a Claim arises and such Claim cannot be settled through direct discussions, the parties hereto agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association (the "**AAA**") under its Commercial Mediation Procedures before resorting to arbitration pursuant to this Section.

iv. Any unresolved Claim shall be settled by binding arbitration as the sole and exclusive forum and remedy for resolution of a Claim between you and the Company. The Party initiating arbitration shall do so with the AAA. The procedure shall be governed by the AAA Commercial Arbitration Rules, and the parties stipulate that the laws of the State of Nevada shall apply, without regard to conflict-of-law principles. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to controlling law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. Arbitration shall take place in the county and state where the principal office

for the Company is located or in such location as agreed upon by the parties. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

v. Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

vi. If the amount in controversy exceeds $5,000, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. Additionally, in the event of such an appeal, any opposing party may cross-appeal within thirty (30) days after notice of the appeal. The three-arbitrator panel may consider all of the evidence and issue a new award, and the panel does not have to adopt or give any weight to the first arbitrator's findings of fact or conclusion. This is called "*de novo*" review. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

vii. The parties agree that this Arbitration Provision is made pursuant to a transaction between the parties that involves and affects interstate commerce and therefore shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by the law of the State of Nevada, subject to the limitations set forth in this Agreement. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The parties also agree that the proceedings shall be confidential to protect intellectual property rights.

viii. IF YOU DO NOT AGREE TO THE TERMS OF THIS ARBITRATION AGREEMENT, YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING AN ARBITRATION OPT-OUT NOTICE TO THE COMPANY THAT IS RECEIVED AT THE ABOVE ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS FORM. YOUR OPT-OUT NOTICE MUST CLEARLY STATE THAT YOU ARE REJECTING ARBITRATION; IDENTIFY THE AGREEMENT TO WHICH IT APPLIES BY DATE; PROVIDE YOUR NAME, ADDRESS, AND SOCIAL SECURITY NUMBER; AND BE SIGNED BY YOU. YOU MAY CONVEY THE OPT-OUT NOTICE BY U.S. MAIL OR ANY PRIVATE MAIL CARRIER (E.G. FEDERAL EXPRESS, UNITED PARCEL SERVICE, DHL EXPRESS, ETC.), SO LONG AS IT IS RECEIVED AT THE ABOVE MAILING ADDRESS

WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THE TERMS OF THIS AGREEMENT. IF THE NOTICE IS SENT BY A THIRD PARTY, SUCH THIRD PARTY MUST INCLUDE EVIDENCE OF HIS OR HER LEGAL AUTHORITY TO SUBMIT THE OPT-OUT NOTICE ON YOUR BEHALF. IF YOUR OPT-OUT NOTICE IS NOT RECEIVED WITHIN THIRTY (30) DAYS FROM THE DATE YOU SIGN THIS AGREEMENT, YOU WILL BE DEEMED TO HAVE ACCEPTED ALL TERMS OF THIS ARBITRATION AGREEMENT.

ix. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

x. This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, termination, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any Shares. If any portion of this Arbitration Provision other than the prohibitions on class arbitration in this Section is deemed invalid or unenforceable under any law or statute consistent with the FAA, it shall not invalidate the other provisions of this Arbitration Provision or this Agreement; if the prohibition on class arbitration is deemed invalid, however, then this entire Arbitration Provision shall be null and void.

.

[**EXECUTION PAGE FOLLOWS**]

Powerlink Digital Partners 1, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Common Stock of Powerlink Digital Partners 1, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Common Stock**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If the Subscriber is not an individual:

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Powerlink Digital Partners 1, Inc.

By:

Authorized Signing Officer

CANADIAN ACCREDITED INVESTOR CERTIFICATE

TO: Powerlink Digital Partners 1, Inc. (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an “Accredited Investor” as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an “Accredited Investor”.

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Common Stock, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an “accredited investor” within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an “accredited investor” reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐ (a) a Canadian financial institution, or a Schedule III bank;

☐ (b) the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐ (c) a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

(d) a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (e) an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐ (e.1) an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

(k.1) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

(k.2) Net income before taxes combined with your spouse's was more than CAD $300,000 in each of the 2 most recent calendar years, and their combined net income before taxes is expected to be more than CAD $300,000 in the current calendar year

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

(q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

(v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

(x) in Ontario, such other persons or companies as may be prescribed by the regulations under the Securities Act (Ontario).

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

Definitions for Accredited Investor Certificate

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;
b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;
c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;
d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;
e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;
f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;
g. "**non-redeemable investment fund**" means an issuer,
    A. whose primary purpose is to invest money provided by its securityholders,
    B. that does not invest,
        i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
        ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
    C. that is not a mutual fund;
h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;
i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);
j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and
k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

Form for Individual Accredited Investors

WARNING! This investment is risky. Do not invest unless you can afford to lose all the money you pay for this investment.

Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER		
1. About your investment		
Type of Securities: Common Stock	Issuer: Powerlink Digital Partners 1, Inc. (the "Issuer")	
Purchased from: The Issuer		
Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER		
2. Risk acknowledgement		
This investment is risky. Initial that you understand that:		**Your Initials**
Risk of loss – You could lose your entire investment of $		
Liquidity risk – You may not be able to sell your investment quickly – or at all.		
Lack of information – You may receive little or no information about your investment.		
Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.		
3. Accredited investor status		
You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.		**Your Initials**
• Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)		
• Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year.		
• Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities.		
• Either alone or with your spouse, you have net assets worth more than CAD$5 million. (Your net assets are your total assets (including real estate) minus your total debt.)		
4. Your name and signature		
By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.		
First and Last Name (please print):		
Signature:		
Date:		
Section 5 – TO BE COMPLETED BY THE SALESPERSON		
5. Salesperson information		
First and Last Name of Salesperson (please print):		
Telephone:	Email:	
Name of Firm (if registered):		

Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For more information about this investment / the Issuer: Company Name: **Powerlink Digital Partners 1, Inc.** Address: , , , Contact: Email: Telephone: **For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at <u>www.securities-administrators.ca</u>.**

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor’s spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor’s principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: Powerlink Digital Partners 1, Inc. (the “**Corporation**”)

The undersigned (the **“Subscriber”**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the “**Securities**”) by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber’s or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber’s suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

DEALMAKER

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the “Electronic Payment Terms”). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.
Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

By submitting this payment, I hereby authorize DealMaker to charge my designated payment method for the investment amount indicated. I understand this investment is subject to the terms of the offering and its associated rules and investor protections. I understand it is not a purchase of goods or services. I acknowledge that this transactior is final, non-refundable unless otherwise stated or required, and represents an investment subject to risk, including loss. I confirm that I have reviewed all offering documents and agree not to dispute this charge with my bank or card issuer, so long as the transaction corresponds to the agreed terms and disclosures.

DATED:

INVESTOR:

(Print Full Name of Investor)

By:

(Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>For the Subscriber and Joint Holder (if applicable)</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>For a Corporation or entity other than a Trust</u> (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>For a Trust</u> (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Self-Certification of Trustee

Instructions: This form is intended to be used by a trustee, representing a trust who is an investor in Powerlink Digital Partners 1, Inc.'s offering.

I certify that:

1. I, , am the trustee of the (“Trust”) (the “**Trustee**”)
2. On or about , on behalf of the Trust, the Trustee executed a subscription agreement to purchase securities in Powerlink Digital Partners 1, Inc.’s offering;
3. As the Trustee, I have the authority to execute all Trust powers. Among other things, the Trust allocates to the Trustee the power to invest Trust funds for the benefit of the Trust by purchasing securities in private or public companies, regardless of the suitability of the investment for the Trust (“**Trust Investment**”).
4. With respect to Trust Investments, the Trustee is the only person required to execute subscription agreements to purchase securities.

I certify that the above information is accurate and truthful as of the date below.

Trustee Name: on behalf of

Signature of Client:

Date of Signature:

EXHIBIT H

Audited Financial Statements

PART F/S

POWERLINK DIGITAL PARTNERS I, INC
Index to Financial Statements

	Page
Financial Statements:	
Report of Independent Registered Public Accounting Firm (PCAOB ID No. 5036)	F-2
Balance Sheet December 31, 2024	F-4
Statement of Operations for the period June 20, 2024 through December 31, 2024	F-5
Statement of Changes in Stockholders' Deficit for the period June 20, 2024 through December 31, 2024	F-6
Statement of Cash flows for the period June 20, 2024 through December 31, 2024	F-7
Notes to Financial Statements December 31, 2024	F-8

Independent Auditor's Report

To the Shareholder of
PowerLink Digital Partners I, Inc.

We have audited the accompanying financial statements of **PowerLink Digital Partners I, Inc.** (the "Company"), which comprise the balance sheet as of December 31, 2024, and the related statements of operations, changes in shareholder's deficit, and cash flow for the period from June 20, 2024 (inception) to December 31, 2024 and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the related statements of operations, changes in shareholder's deficit, and cash flow for the period from June 20, 2024 (inception) to December 31, 2024, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements include no assets or equity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Note B. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Assurance Dimensions

Tampa, Florida
March 31, 2025

ASSURANCE DIMENSIONS, LLC
also d/b/a McNAMARA and ASSOCIATES, LLC
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

POWERLINK DIGITAL PARTNERS I, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
BALANCE SHEET
DECEMBER 31, 2024

		DECEMBER 31, 2024
ASSETS		
CURRENT ASSETS:		
Cash	$	71
Total current assets		71
Machinery and equipment		10,640
TOTAL ASSETS	$	10,711
LIABILITIES AND STOCKHOLDERS' DEFICIT		
LIABILITIES		
CURRENT LIABILITIES		
Due to officer	$	2,125
Due to related parties		64,487
Accounts payable and accrued expenses		95,497
Total current liabilities		162,109
Total Liabilities		162,109
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' DEFICIT		
Preferred stock, $0.001 par value; 10,000,000 shares authorized; 5,000 shares issued and outstanding		5
Common stock, $0.001 par value, 190,000,000 shares authorized, and 13,250,002 shares issued and outstanding		13,250
Additional paid in capital		-
Accumulated deficit		(164,653)
Total stockholders' deficit		(151,398)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	10,711

See notes to the financial statements.

POWERLINK DIGITAL PARTNERS I, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
STATEMENT OF OPERATIONS
FOR THE PERIOD JUNE 20, 2024 THROUGH DECEMBER 31, 2024

REVENUES	$	-
COST OF REVENUES		-
GROSS PROFIT		-
OPERATING EXPENSES		
Professional fees		147,492
Selling, general and administrative costs		17,161
Total operating expenses		164,653
LOSS FROM OPERATIONS BEFORE OTHER EXPENSE		(164,653)
OTHER EXPENSE		
Interest expense, net		-
Total other expense		-
LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES		(164,653)
PROVISION FOR INCOME TAXES		-
NET LOSS	$	(164,653)
NET LOSS PER SHARE		
Basic and diluted	$	(0.01)
SHARES USED IN CALCULATION OF NET LOSS PER SHARE		
Basic and diluted		13,250,002

See notes to the financial statements.

POWERLINK DIGITAL PARTNERS I, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
FOR THE PERIOD JUNE 20, 2024 THROUGH DECEMBER 31, 2024

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance - June 20, 2024 (formation)	-	$ -	-	$ -	$ -	$ -	$ -
Shares issued for services	-	-	13,250,002	13,250	-	-	13,250
Shares issued for cash	5,000	5	-	-	-	-	5
Net loss for the period	-	-	-	-	-	(164,653)	(164,653)
Balance - December 31, 2024	5,000	$ 5	13,250,002	$ 13,250	$ -	$ (164,653)	$ (151,398)

See notes to the financial statements.

POWERLINK DIGITAL PARTNERS 1, INC.
(FORMERLY KRATOS DATA PARTNERS I, INC.)
STATEMENT OF CASH FLOWS
FOR THE PERIOD JUNE 20, 2024 THROUGH DECEMBER 31, 2024

	DECEMBER 31, 2024
CASH FLOW FROM OPERATING ACTIVIITES	
Net loss	$ (164,653)
Adjustments to reconcile net loss to net cash used in operating activities	
Shares issued for services	13,250
Changes in assets and liabilities	
Accounts payable and accrued expenses	95,497
Total adjustments	108,747
Net cash used in operating activities	(55,906)
CASH FLOWS FROM INVESTING ACTIVITES	
Purchase of machinery and equipment	(10,640)
Net cash used in investing activities	(10,640)
CASH FLOWS FROM FINANCING ACTIVITES	
Proceeds received from officer	2,125
Proceeds from the sale of preferred stock	5
Proceeds from related parties	64,487
Net cash provided by financing activities	66,617
NET INCREASE IN CASH	71
CASH - BEGINNING OF PERIOD	-
CASH - END OF PERIOD	$ 71
CASH PAID DURING THE PERIOD FOR	
Cash paid for interest expense	$ -
Cash paid for income taxes	$ -

See notes to the financial statements.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Kratos Mining Partners I, Inc., a Nevada Corporation (the “Company”) was formed on June 20, 2024. On June 21, 2024, the Company changed their name to Kratos Data Partners I, Inc. and issued 13,250,002 shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP (split between Fund I and Fund II). These shares were issued for services rendered in acquiring the global, exclusive right to commercialize the intellectual property and operationalize their tire digestor.

On August 27, 2024, the Company amended their articles of incorporation to change their name to PowerLink Digital Partners I, Inc. to align with their business model.

The Company is committed to transforming stranded and waste resources into sustainable energy solutions to address the rapidly growing power needs of our energy-centric economy. By harnessing innovation and environmental stewardship, we aim to reduce waste, combat climate change, and deliver renewable energy that benefits communities, businesses, and the planet.

Our first commercial technology utilizes end-of-life tires to create energy, rubber and carbon black outputs. We plan to deploy a vessel and catalyst hardware system that digests scrap tires through a thermal-chemical process. This advanced recycling technology works by disintegrating the polymer structure of tires into usable hydrocarbon-based fuels and rubber composites. This innovation capitalizes on growing environmental concerns and increasing regulatory pressure for sustainable waste management. This process will allow the Company to generate valuable carbon offsets and attract government grants.

The technology will target industrial buyers, chemical manufacturers, and energy producers looking to reduce costs and enhance sustainability profiles. The initial prototype was operationalized in the Midwest. The prototype is currently being tested by independent engineers to increase capital and production efficiency. We are working with automation experts to build a new prototype, and the Company intends to operationalize the new prototype in Phoenix, AZ to take advantage of favorable political environment, access to a large ELT collection and processing facility in Maricopa County and lower overall operating costs.

The hardware and process is protected by two USPTO issued patents. The Company on August 31, 2024 acquired the exclusive right to commercial this technology globally from Hi-Poly Recycling LLC.

The Company will employ a vessel and catalyst system that digests scrap tires through a thermal-chemical process. This advanced recycling technology breaks down the polymer structure of the tires into usable hydrocarbon-based fuels and rubber composites.

Tires are shredded and loaded into a pressurized vessel containing a specialized catalyst that accelerates the breakdown of the tires into:

Propane: Gaseous byproduct for energy production.
Diesel: Liquid fuel for industrial use.
Rubber Composites: Residual solid materials that can be repurposed for use in construction and road materials.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Our system addresses several challenges in traditional tire recycling:

Higher yield: Improved efficiency in fuel and material recovery compared to pyrolysis.
Sustainability: Contributing to circular economy goals by transforming waste into valuable resources.
Economic benefits: Lower operational costs due to catalyst efficiency and scalable process.

Basis of Presentation

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (ASC) and Accounting Standards Update (ASU) of the Financial Accounting Standards Board (FASB). All adjustments considered necessary for a fair presentation have been included. These adjustments consist of normal and recurring accruals, as well as non-recurring charges.

The Company's year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. These estimates include, but are not limited to, estimates of liabilities to accrue, permanent and temporary differences related to income taxes and determination of the fair value of stock issued for services.

Actual results could differ from those estimates.

Concentrations of Credit Risk and Other Risks and Uncertainties

The Company's cash and cash equivalents are invested in federally uninsured readily available money market accounts and deposited with one financial institution in the U.S. with maturities of three months or less. At times, deposits in this institution may exceed the Federal Deposit Insurance Corporation (FDIC) or Securities Investors Protection Corporation (SIPC) limits.

However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held and of the money market funds and other entities in which these investments are made.

Fair Value Measurements

The accounting guidance defines fair value, establishes a consistent framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or non-recurring basis. Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the accounting guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1: Observable inputs such as quoted prices in active markets.

Level 2: Inputs, other than the quoted prices in active markets that are observable either directly or indirectly.

Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The carrying values of the Company's financial instruments such as cash, accounts payable, and accrued expenses approximate their respective fair values because of the short-term nature of those financial instruments.

Revenue Recognition

The Company recognizes revenue under ASC 606, Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The following five steps are applied to achieve that core principle:

- Step 1: Identify the contract with the customer
- Step 2: Identify the performance obligations in the contract
- Step 3: Determine the transaction price
- Step 4: Allocate the transaction price to the performance obligations in the contract
- Step 5: Recognize revenue when the Company satisfies a performance obligation

In order to identify the performance obligations in a contract with a customer, a company must assess the promised goods or services in the contract and identify each promised good or service that is distinct. A performance obligation meets ASC 606's definition of a "distinct" good or service (or bundle of goods or services) if both of the following criteria are met: The customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer (i.e., the good or service is capable of being distinct), and the entity's promise to transfer the good or service to the customer is separately identifiable from other promises in the contract (i.e., the promise to transfer the good or service is distinct within the context of the contract).

If a good or service is not distinct, the good or service is combined with other promised goods or services until a bundle of goods or services is identified that is distinct.

The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer. The consideration promised in a contract with a customer may include fixed amounts, variable amounts, or both. When determining the transaction price, an entity must consider the effects of all of the following:

- Variable consideration
- Constraining estimates of variable consideration
- The existence of a significant financing component in the contract

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

- Noncash consideration
- Consideration payable to a customer

Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

The transaction price is allocated to each performance obligation on a relative standalone selling price basis. The standalone selling price is the price at which the Company would sell a promised service separately to a customer. The relative selling price for each performance obligation is estimated using observable objective evidence if it is available. If observable objective evidence is not available, the Company uses its best estimate of the selling price for the promised service. In instances where the Company does not sell a service separately, establishing standalone selling price requires significant judgment. The Company estimates the standalone selling price by considering available information, prioritizing observable inputs such as historical sales, internally approved pricing guidelines and objectives, and the underlying cost of delivering the performance obligation. The transaction price allocated to each performance obligation is recognized when that performance obligation is satisfied, at a point in time or over time as appropriate.

Management judgment is required when determining the following: when variable consideration is no longer probable of significant reversal (and hence can be included in revenue); whether certain revenue should be presented gross or net of certain related costs; when a promised service transfers to the customer; and the applicable method of measuring progress for services transferred to the customer over time.

The Company will recognize revenue upon satisfaction of its performance obligation either at a point in time or over time in accordance with ASC 606 for its contracts. No revenue was earned for the period from inception to December 31, 2024.

Earnings (Loss) Per Share of Common Stock

Basic net income (loss) per common share is computed using the weighted average number of common shares outstanding. Diluted earnings per share ("EPS") include additional dilution from common stock equivalents, such as preferred stock, stock issuable pursuant to the exercise of stock options and warrants.

Common stock equivalents are not included in the computation of diluted earnings per share when the Company reports a loss because to do so would be anti-dilutive for periods presented, so only the basic weighted average number of common shares are used in the computations.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts Receivable and Concentration of Credit Risk

The Company will consider accounts receivable, net of allowance for doubtful accounts, to be fully collectible. The allowance is based on management's estimate of the overall collectability of accounts receivable, considering historical losses, credit insurance and economic conditions. Based on these same factors, individual accounts are charged off against the allowance when management determines those individual accounts are uncollectible. Credit extended to customers is generally uncollateralized, however credit insurance is obtained for some customers. Past-due status is based on contractual terms. No accounts receivable was recorded as of December 31, 2024.

Income Taxes

Income taxes are accounted under the asset and liability method. The current charge for income tax expense is calculated in accordance with the relevant tax regulations applicable to the entity. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Differences between statutory tax rates and effective tax rates relate to permanent tax differences. The Company has not recorded a deferred income tax asset related to its estimated NOL's because of the uncertainty of realization. The Company has determined that any other required disclosure would be immaterial to the Company as of December 31, 2024.

Uncertain Tax Positions

The Company follows ASC 740-10 *Accounting for Uncertainty in Income Taxes*. This requires recognition and measurement of uncertain income tax positions using a "more-likely-than-not" approach. Management evaluates their tax positions on an annual basis.

The Company will file as of December 31, 2024 its first income tax returns in the U.S. federal tax jurisdiction and various state tax jurisdictions. The federal and state income tax returns of the Company will be subject to examination by the IRS and state taxing authorities, generally for three years after they are filed.

Share-Based Compensation

The Company follows ASC 718 *Compensation — Stock Compensation* and has adopted ASU 2017-09 *Compensation — Stock Compensation (Topic 718) Scope of Modification Accounting*. The Company calculates compensation expense for all awards granted, but not yet vested, based on the grant-date fair values. The Company recognizes these compensation costs, on a pro rata basis over the requisite service period of each vesting tranche of each award for service-based grants, and as the criteria is achieved for performance-based grants.

NOTE 1: DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In June 2018, the FASB issued ASU No. 2018-07 "Compensation — Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting." These amendments expand the scope of Topic 718, Compensation — Stock Compensation (which currently only includes share-based payments to employees) to include share-based payments issued to nonemployees for goods or services. Consequently, the accounting for share-based payments to nonemployees and employees will be substantially aligned. The ASU supersedes Subtopic 505-50, Equity — Equity-Based Payments to Non-Employees.

Recently Issued Accounting Standards

The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

In November 2023, the FASB issued Accounting Standards Update 2023-07, "Segment Reporting (Topic ASC 280) Improvements to Reportable Segment Disclosures." The ASU improves reportable segment disclosure requirements, primarily through enhanced disclosure about significant segment expenses. The enhancements under this update require disclosure of significant segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of segment profit and loss, require disclosure of other segment items by reportable segment and a description of the composition of other segment items, require annual disclosures under ASC 280 to be provided in interim periods, clarify use of more than one measure of segment profit or loss by the CODM, require that the title of the CODM be disclosed with an explanation of how the CODM uses the reported measures of segment profit or loss to make decisions, and require that entities with a single reportable segment provide all disclosures required by this update and required under ASC 280. The Company adopted ASC 2023-07 for the annual period ending December 31, 2024.

The Company's Chief Executive Officer services as the CODM and evaluates the financial performance of the business and makes resource allocation decisions on a consolidated basis. As a result, the Company operates as a single reportable segment under ASC 280, Segment Reporting, defined by the CODM as Consumer Goods. The Company's operations include marketing, professional fees as well as procurement expenses, all of which are managed centrally. The CODM assesses financial performance based on revenue, operating profit, and key operating expenses.

NOTE 2: GOING CONCERN

The financial statements have been prepared on a going concern basis, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company was recently formed and has yet to have any sustained operations. Accordingly, there is substantial doubt about the Company's ability to continue as a going concern. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The ability to continue as a going concern is dependent upon the results of the Company generating profitable operations in the future and/or being able to obtain the necessary financing to meet its obligations. In the event that the Company is unable to successfully raise capital and/or generate revenues, the Company will likely delay its development plan until it is able to obtain sufficient financing.

NOTE 3: REVENUE

Revenue will be generated from:

Propane Sales: Direct sale to energy companies and industrial users.
Diesel Sales: Distributed to regional fuel distributors or directly to large consumers like agricultural firms.
Rubber Composite Sales: Sales to construction, infrastructure, and manufacturing sectors.

There were no revenues generated since inception.

NOTE 4: MACHINERY AND EQUIPMENT

During 2024, the Company purchased $10,640 in machinery and equipment that has not been placed into service as of December 31, 2024. Upon additional funding, the Company will complete the purchase of equipment for their tire digestor plants.

NOTE 5: EQUITY

The Company was incorporated in Nevada. They authorized 10,000,000 shares of preferred stock with a par value of $0.001 per share and 190,000,000 shares of common stock with a par value of $0.001 per share.

On June 21, 2024, the Company issued 13,250,002 founders shares of common stock to their sole owner who in turn transferred these shares to Trend Discovery LP (split between Fund I and Fund II). These shares were issued at a diminimus par value for services rendered valued at $13,250 in acquiring the global, exclusive right to commercialize the intellectual property and operationalize their tire digestor.

In December 2024, the Company issued 5,000 Series A Preferred Shares to Trend Discovery LP for founders shares for cash at par value for a value of $5.

There have been no issuances of stock options, or warrants granted since inception.

Voting Rights. The holders of Shares are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. By contrast, holders of our Series A Preferred Stock have supervoting rights, having 10,000 votes per share held.

Dividend Rights. Holders of Shares are entitled to receive, ratably with holders of the Shares, those dividends, if any, that may be declared from time to time by the Board out of legally available funds. By contrast, holders of our Series A Preferred Stock have no dividend rights, except as may be declared from time to time by the Board.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of Shares would be entitled to share ratably, with holders of the Shares and Series A Preferred Stock, in the net assets legally available for distribution to holders of the Shares and Series A Preferred Stock after the payment of all of our debts and other liabilities.

Other Rights. Holders of Shares have no preemptive, conversion or subscription rights, nor do any redemption or sinking fund provisions apply to the Shares. The rights, preferences, and privileges of the holders of Shares would be subject to, and could be adversely affected by, the rights of holders of shares of a class of capital stock to be issued in the future (although the Company has no current plans to do so) or to the rights of holders of shares of a series of preferred stock. Holders of shares of Series A Preferred Stock also do not have any conversion rights.

NOTE 6: DUE TO RELATED PARTIES

The Company as of December 31, 2024 has an amount outstanding which is due on demand with no stated interest rate with two entities controlled by an officer of the Company for payment of operational expenses. As of December 31, 2024 the Company had an outstanding balance of $64,487 with these entities.

In addition, the Company issued 13,250,000 founders shares at par to an entity affiliated with an officer of the Company and 5,000 preferred shares for $5 to an entity affiliated with an officer.

NOTE 7: COMMITMENT – LICENSE AGREEMENT

As part of the License Agreement with Hi-Poly Recycling LLC (“Licensor”), the Company shall pay certain amounts to the Licensor through the end of the term of the patents, or until the Licensor Agreement is terminated, if earlier. The payments are equal to 5% of net operating income of the Company up to a maximum of $10,000,000 per year and are due and payable quarterly commencing with the quarter beginning January 1, 2025.

NOTE 8: INCOME TAXES

The following table summarizes the significant differences between the U.S. federal statutory tax rate and the Company’s effective tax rate for financial statement purposes for the period ended December 31, 2024.

	2024
Federal income taxes at statutory rate	21.00%
State income taxes at statutory rate	-%
Change in valuation allowance	(21.00)%
Totals	0.00%

The following is a summary of the net deferred tax asset (liability) as of December 31, 2024:

	As of December 31, 2024
Deferred tax assets:	
Net operating losses	$ 34,577
Valuation allowance	(34,577)
Net deferred tax assets/liabilities	$ -

NOTE 8: INCOME TAXES (cont**.)**

The federal net operating loss at December 31, 2024 is $164,653. After consideration of all the evidence, both positive and negative, Management has recorded a full valuation allowance at December 31, 2024, due to the uncertainty of realizing the deferred income tax assets.

The Company recognizes interest and penalties, if any, for unrecognized tax benefits as part of income tax expense. For the years ended December 31, 2024, there were no interest and penalties recorded in income tax expense.

NOTE 9: SUBSEQUENT EVENTS

In accordance with ASC 855-10-50-1, the Company has evaluated subsequent events through March 31, 2025 which is the date that the financial statements were available to be issued and has concluded that no such events or transactions took place that would require disclosure herein except as stated directly below.

EXHIBIT I

Contract with DealMaker

Order Form
Reg CF

Prepared for: Powerlink Digital Partners (aka Kratos Mining Partners 1, Inc.)
Quote Date: Oct 27, 2025
Contact: Brad Hoagland
Valid Until: Nov 26, 2025
Email: bhoagland@trenddiscovery.com
Proposed By: Paul Matiychuk

Billing Information

Effective Date:	Oct 27, 2025 7:00:48 PM UTC+0200
Payment Terms:	100% Due on Signing
Billing Contact:	William Bradford Hoagland
Billing Phone:	8548582257
Billing Email:	Bhoagland@powerlinkdp.com
Billing Address:	500 7th Avenue, New York City New York United States 10018

Set Up Fees

Set Up Fees	Net Price
DealMaker Securities – Reg CF Onboarding	0
DealMaker.tech Plus Setup	0
Discount	100%
Total Net Setup	**$0**

Monthly Fees

Monthly Fees	Net Price
DealMaker.tech - Plus Platform Monthly Fee	$2,000
Total Net Monthly	**$2,000**

This Order Form sets forth the terms of service by which a number of separate DealMaker affiliates are engaged to provide services to Customer (collectively, the "**Services**"). By its signature below in each applicable section, Customer hereby agrees to the terms of service of each company referenced in such section. Unless otherwise specified above, the Services shall commence on the date hereof.

By proceeding with its order, Customer agrees to be bound contractually with each respective company. The Applicable Terms of Service include and contain, among other things, warranty disclaimers, liability limitations and use limitations.

In particular, Customer understands and agrees that it is carrying out a self-hosted capital raise and bears primary responsibility for the success of its own raise. No DealMaker entity is ever responsible for the success of Customer's campaign and no guarantees or representations are ever in place with respect to (i) capital raised (ii) investor solicitation or (iii) completion of investor transactions with Customers. Customer agrees and acknowledges that online capital formation is uncertain, and that nothing in this agreement prevents Customer from pursuing concurrent or sequential alternative forms of capital formation. Customer should use its discretion in choosing to engage the vendors described in this Agreement and agrees that such entities bear no responsibility to Customer with respect to raising capital.

There shall be no force or effect to any different terms other than as described or referenced herein (including all terms included or incorporated by reference) except as entered into by one of the companies referenced herein and Customer in writing.

A summary of Services purchased is described in the Schedule "Summary of Compensation" attached. The applicable Terms of Service are described on the Schedules thereafter, and are incorporated herein.

Services NEVER include providing any investment advice nor any investment recommendations to any investor.

Powerlink Digital Partners (aka Kratos Mining Partners 1, Inc.)	
Name	William Bradford Hoagland
Title	CEO
Signature	Signed by: William Bradford Hoagland CEO
Date	Oct 27, 2025 7:00:48 PM UTC+0200

Schedule "Summary of Compensation"

Activation/Setup Fee: Onboarding, Due Diligence and Asset Creation: $0

This feeincludes:

i. $0 payable to DealMaker Securities LLC for Pre-Offering Due Diligence.
ii. $0 payable to DealMaker for infrastructure for self-directed electronic roadshow.

Monthly Subscription Fee: $2,000

- Monthly account management and software access fees commence in the month of the Commencement date. If no Commencement date is stated on the Order Form, monthly fees commence in the first month following the Effective Date.

Usage Fee: 8.5% Cash Fee From All Proceeds:

- Cash Fee is payable to DealMaker Securities and Customer may elect to offset all or a portion of this fee by levying an administrative fee to investors.
- Cash fee includes all payment processing fee, transaction fee, electronic signature fee and AML search fee. Cash fee does not include processing investor refunds for Customers, which are chargeable at $50.00 per refund.

Schedule "Broker Dealer Services” (DealMaker Securities LLC)

Onboarding Services

- Due diligence
- Assisting in the preparation and review of Form C
- Other services necessary and required prior to the regulatory approval of the Offering.

Advisory, Compliance and Consulting Services During the Offering

- services as Company’s Intermediary for the Offering, pursuant to Regulation CF
- coordination with third party vendors and general guidance with respect to the Offering
- providing updates to issuer with respect to the Offering
- co-ordinating closings and release from escrow
- Reviewing investor information, including identity verification, performing AML (Anti-Money Laundering) and other compliance background checks, and providing issuer with information on an investor in order for issuer to determine whether to accept such investor into the Offering.
- If necessary, discussions with the issuer regarding additional information or clarification on an issuer-invited investor.
- Providing education materials for Client to share with investors
- Coordinating with third party agents in connection with performance of services.
- Creating User account access for investors to participate in the issuer-directed Offering
- Providing communication channels for Client’s investors in the issuer-directed Offering, as required by Regulation 17 C.F.R. Part 227 (”Regulation CF”)

Customer hereby engages and retains DealMaker Securities LLC, a registered Broker-Dealer, to provide the applicable services described above. Customer hereby agrees to the terms set forth in the DealMaker Securities Terms linked here, with compensations described on Schedule "Summary of Compensations" hereto.

Customer Signature	Signed by: William Bradford Hoagland CEO

Schedule
"DealMaker.tech Subscription Platform and Shareholder Services Online Portal"

During the Offering, Subscription Processing and Payments Functionality

- Creation and maintenance of deal portal powered by DealMaker.tech software with fully-automated tracking, signing, and reconciliation of investment transactions
- Full analytics suite to track all aspects of the offering and manage the conversion of prospective investors into actual investors.

Apart from the Offering, Shareholder Management via DealMaker Shareholder Services

- Access to DM Shareholder Management Technology to provide corporate updates, announce additional financings, and track engagement
- Document-sharing functionality to disseminate share certificates, tax documentation, and other files to investors
- Monthly compensation is payable to DealMaker.tech while the client has engaged DealMaker Shareholder Services

Subscription Management and DM Shareholder Management Technology is provided by Novation Solutions Inc. O/A DealMaker. Customer hereby agrees to the terms set forth in the DealMaker Terms of Service linked [here] with compensation described on Schedule "Summary of Compensation" hereto.

Customer Signature	Signed by: William Bradford Hoagland CEO

EXHIBIT J

Escrow Agreement

TRI-PARTY ESCROW AGREEMENT

This ESCROW AGREEMENT ("Agreement") is made and entered into as of December 19, 2025, by and among POWERLINK DIGITAL PARTNERS I, INC., a Nevada corporation (the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST, a Missouri chartered trust company with banking powers (in its capacity as escrow holder, the "Escrow Agent").

RECITALS

This Agreement is being entered into in reference to the following facts:

(a) The Company intends to offer and sell to prospective investors ("Investors"), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended (the "Securities Act"), or as exemption from registration thereunder (the "Offering"), the equity, debt, or other securities of the Company (the "Securities") with a minimum of $10,000.00 (Ten Thousand) (the "Minimum") and a maximum of $5,000,000.00 (Five Million) (the "Maximum") as described in the Company's disclosure materials and the Subscription Agreement (the "Subscription Agreement") applicable to the Offering.

(b) In connection with the Offering, the Company and Managing Broker-Dealer desire to establish an Escrow Account (as defined herein) on the terms and subject to the conditions set forth herein.

(c) For purposes of this Agreement, the term "Soliciting Dealer" refers to the Managing Broker-Dealer and any other securities dealer that may be retained by the Managing Broker-Dealer in connection with the Managing Broker-Dealer's services to the Company.

ARTICLE 1 – ESCROW FUNDS

1.1 Appointment of Escrow Agent. The Company hereby appoints the Escrow Agent to act as escrow holder for the Escrow Funds (as defined below) under the terms of this Agreement. The Escrow Agent hereby accepts such appointment, subject to the terms, conditions, and limitations hereof.

1.2 Establishment of Escrow. Immediately following the Escrow Agent's execution of this Agreement, the Escrow Agent will open a non-interest bearing bank checking account with Escrow Agent (the "Escrow Account") for the purpose of receiving and holding Cash Deposits (as defined below) and the remaining portion of the Total Purchase Price (as defined below) payable by each Investor (as defined below) in connection with the Offering (the "Escrow Funds").

1.3 Escrow Funds.

(a) Each Investor or Soliciting Dealer will be instructed by the Company or its Intermediary (as defined herein) to remit to the Company, a predetermined cash deposit (the "Cash Deposit"), as indicated on the applicable Subscription Agreement (as defined below), in the form of a check, draft, wire or ACH payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "POWERLINK DIGITAL PARTNERS I, INC.". Following receipt by the Company of an Investor's Cash Deposit, the Company or its Intermediary will promptly: (i) send to the Escrow Agent the Investor's name, address, executed IRS Form W-9 and total purchase price to be remitted for the Securities to be

purchased by the Investor (the "Total Purchase Price"), and (ii) remit to the Escrow Agent the Cash Deposit. Escrow Agent shall promptly deposit the Cash Deposit into the Escrow Account, which deposit shall occur within two (2) business days after the Escrow Agent's receipt of the Cash Deposit. For purposes of this Agreement, "Intermediary" shall mean a broker registered under Section 15(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or a funding portal registered under Regulation CF, 17 C.F.R. Part 227, and includes, where relevant, an associated person of the registered broker or registered funding portal. Notwithstanding the above, if the Company has retained an Intermediary, the Intermediary may instruct an Investor or Soliciting Dealer to remit the Cash Deposit amount in a method authorized by such Intermediary's portal or other website hosted by the Company or Intermediary in connection with the Offering, which may be remitted in the form of a credit card, wire, ACH payment, or other method, payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "POWERLINK DIGITAL PARTNERS I, INC. " as applicable. Such Cash Deposit amounts shall be paid into the Escrow Account.

(b) On or prior to the consummation of the Offering, each Investor or Soliciting Dealer may be further instructed by the Company or its Intermediary to remit directly to the Escrow Agent an amount equal to the difference between such Investor's Total Purchase Price and the amount of such Investor's Cash Deposit, in a form of payment as described in Section 1.3(a), payable to the order of "Enterprise Bank & Trust, as Escrow Agent for "POWERLINK DIGITAL PARTNERS I, INC." as applicable.

(c) Escrow Agent shall have no obligation to accept Escrow Funds or documents from any party other than the Investors, the Soliciting Dealers or the Company. Any checks that are made payable to a party other than the Escrow Agent shall be returned to the party submitting the check, and if received by the Company shall not be remitted to the Escrow Agent. Proceeds in the form of wire or other electronic funds transfers are deemed deposited into the Escrow Account and considered "Collected Funds" when received by the Escrow Agent. Any Proceeds deposited in the form of a check, draft or similar instrument are deemed deposited when the collectability thereof has been confirmed; after such time, such Proceeds are considered "Collected Funds." The Escrow Agent shall have no duty or responsibility to enforce the collection or demand payment of any funds deposited into the Escrow Account. Should any check be deemed uncollectible for any reason, the Escrow Agent will notify the Company of the amount of such return check, the name of the Investor and the reason for return and return the check to the Investor.

(d) Escrow Agent will hold all Escrow Funds in escrow, free from any liens, claims or offsets, and such monies shall not become the property of the Company, the Investor or any Soliciting Dealer, nor shall such monies become subject to the debts thereof or the debts of the Escrow Agent, unless and until the conditions set forth in these instructions to disbursement of such monies have been fully satisfied.

(e) The Escrow Funds shall be disbursed by the Escrow Agent from the Escrow Account by wire transfer or by a check payable to the appropriate payee(s) in accordance with the provisions of this Agreement.

(f) Escrow Agent shall not be required to take any action under this Section 1.3 or any other section hereof until it has received proper written instruction from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, delivered in compliance with all applicable laws and pursuant to the terms of this Agreement. Such written instructions shall be in the form prescribed by

the applicable Exhibit and signed by all required parties. Except as otherwise expressly contemplated herein, all parties hereby direct and instruct Escrow Agent to accept any payment or other instructions provided by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, and Escrow Agent shall have no duty or obligation to authenticate such payment or other instructions or the authorization thereof. The Escrow Agent shall not be required to release any funds that constitute Escrow Funds unless the funds represented thereby are Collected Funds.

(g) The Company, any Intermediary, and the Managing Broker-Dealer shall conduct all aspects of the Offering in full compliance with all applicable law, including all federal and state securities laws.

1.4 Investments.

(a) All funds in the Escrow Account will be held by Escrow Agent in a non-interest bearing bank account at Escrow Agent. The Escrow Funds will not earn interest.

1.5 Cancellation of Subscriptions.

(a) The Company may reject or cancel any Investor's offer to purchase Securities (the "Subscription"), in whole or in part. If all or any portion of the Total Purchase Price for such rejected or canceled Subscription has been delivered to the Escrow Agent, then the Company or its Intermediary will inform Escrow Agent in writing of the rejection or cancellation, and instruct Escrow Agent in writing in the form of Exhibit "C" attached hereto to refund some or all of the Escrow Funds. Such instruction must be made and delivered in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and signed by an Authorized Representative of the Company or authorized representative of the Intermediary.

ARTICLE 2 – DISBURSEMENT PROCEDURES

2.1 Disbursement of Proceeds. Escrow Agent shall hold and disburse the Escrow Funds in accordance with the following procedures:

(a) Subject to the provisions of Section 2.1(b) through Section 2.1(g), in the event Escrow Agent receives Collected Funds for the Minimum Offering prior to the termination of this Agreement, and for any point thereafter, and from time to time, promptly after the Escrow Agent's receipt of written instructions from both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer in the form of Exhibit "A" attached hereto, the Escrow Agent shall disburse (by wire transfer or by a check payable to the appropriate payee(s)) the principal amount of all Escrow Funds then held by Escrow Agent, or such lesser amount as may be specified in such written instructions (but not less than the amount covered by the Minimum Offering) in accordance with such written instructions, as provided from time to time. Escrow Funds shall be distributed within one (1) business day of the Escrow Agent's receipt of such written instructions, which must be received by the Escrow Agent no later than 1:00 p.m. Central Standard time on a business day for the Escrow Agent to process such instructions that business day.

(b) Escrow Agent shall continue to accept deposits of additional Escrow Funds until a date (the "Final Closing Date") which is the earlier of (i) the date on which the Escrow Agent receives

written notification, signed by both (A) an Authorized Representative of the Company or an authorized representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, that the Company has accepted Subscriptions for the Maximum Offering, or (ii) the date on which the Escrow Agent receives written notification, signed by both (A) an Authorized Representative of the Company or an authorized representative of the Intermediary and (B) an Authorized Representative of the Managing Broker-Dealer, of a final closing date for receipt of Escrow Funds. Promptly from and after the Final Closing Date, the Escrow Agent shall return directly to the Investor, the principal amount of any Escrow Funds received by the Escrow Agent after the Final Closing Date and shall cease to accept any additional Escrow Funds.

(c) If both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer give written notice to the Escrow Agent of the termination or withdrawal of the Offering, in the form of Exhibit "B" attached hereto, then promptly after such notification, the Escrow Agent shall return, as a complete distribution, each Investor's Escrow Funds, without deduction, penalty, or expense, to such Investor in the same method as the Investor caused payment pursuant to Section 1.3(a); provided, however, that to the extent an Investor's Escrow Funds were received by Escrow Agent from a qualified intermediary, such funds shall be returned to such qualified intermediary. In the event of the termination of the Offering pursuant to this Section 2.1(c), the Escrow Funds shall not under any circumstance be returned to the Soliciting Dealers or the Company. The Company represents, warrants, and agrees that the Escrow Funds returned to each Investor (or to such Investor's qualified intermediary) are and shall be free and clear of any and all claims of the Company and its creditors.

(d) If an Investor is entitled to terminate its Subscription, or the Company rejects such Subscription in whole or in part, for which the Escrow Agent has received Escrow Funds, the Escrow Agent shall, upon a written instruction signed by both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, in the form of Exhibit "C" attached hereto, promptly return directly to such Investor that portion of the Escrow Funds associated with such Investor and specified in the written instruction in the same method as the Investor caused payment pursuant to Section 1.3(a). If the Escrow Agent has not yet collected funds but has submitted the Investor's check for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor. If applicable, any disbursement instructions shall be delivered in compliance with Regulation CF, 17 C.F.R. 227.304.

(e) If an Investor elects to remit the Total Purchase Price for such Investor's purchase of the Securities in lieu of applying the Investor's Cash Deposit to the Purchase Price, the Escrow Agent shall, upon the written request of both (i) an Authorized Representative of the Company or authorized representative of its Intermediary and (ii) an Authorized Representative of the Managing Broker-Dealer, promptly return directly to such Investor, in the same method as the Investor caused payment pursuant to Section 1.3(a), the Cash Deposit deposited in the Escrow Account on behalf of such Investor. If the Escrow Agent has not yet collected funds but has submitted the Investor's check for the Cash Deposit for collection, the Escrow Agent shall promptly return the funds in the amount of the Investor's check to such Investor after such funds have been collected. If the Escrow Agent has not yet submitted such Investor's check for collection, the Escrow Agent shall promptly remit the Investor's check directly to the Investor.

(f) If any date that is a deadline under this Agreement for giving the Escrow Agent notice or instructions or for the Escrow Agent to take action is not a business day, then such date shall be the business day that immediately precedes such date. A "business day" is any day other than a Saturday, Sunday or any other day on which banking institutions located in the state of Missouri, are authorized or obligated by law or executive order to close.

(g) Any delivery of written disbursement and other instructions by an Authorized Representative of the Company, Authorized Representative of the Managing Broker-Dealer, or an authorized representative of an Intermediary pursuant to this Article 2 shall be made in compliance with all applicable state and federal rules and regulations, including, but not limited to, the Securities Act and the Exchange Act.

ARTICLE 3- GENERAL ESCROW PROCEDURES

3.1 Accounts and Records. Escrow Agent shall keep accurate books and records of all transactions hereunder. The Company shall be responsible for maintaining accurate books and records as to owners of the beneficial interest in the Escrow. The Company and Escrow Agent shall each have reasonable access to one another's books and records concerning the Offering and the Escrow Account. Upon final disbursement of the Escrow Funds, the Escrow Agent shall deliver to the Company a complete accounting of all transactions relating to the Escrow Account.

3.2 Duties. Escrow Agent's duties and obligations hereunder shall be determined solely by the express provisions of this Agreement. Escrow Agent's duties and obligations are purely ministerial in nature, and nothing in this Agreement shall be construed to give rise to any fiduciary obligations of the Escrow Agent with respect to the Investors or to the other parties to this Agreement. Without limiting the generality of the foregoing, the Escrow Agent is not charged with any duties or responsibilities with respect to any documentation associated with the Offering and shall not otherwise be concerned with the terms thereof. For purposes of communications and directives, the Escrow Agent shall not accept any instructions from a Soliciting Dealer participating in the Offering. The Escrow Agent shall not be required to notify or obtain the consent, approval, authorization, or order of court or governmental body to perform its obligations under this Agreement, except as expressly provided herein. The parties agree that Escrow Agent shall not be required to expend or risk any of its own funds or otherwise incur any liability, financial or otherwise, in the performance of any of its duties hereunder.

3.3 Liability Limited. Escrow Agent shall not be liable to anyone whatsoever by any reason of error of judgment or for any act done or step taken or omitted by them in good faith or for any mistake of fact or law or for anything which they may do or refrain from doing in connection herewith unless caused by or arising out of their own gross negligence or willful misconduct. In no event shall the Escrow Agent be liable for any indirect, special, consequential damages, or punitive damages. Escrow Agent shall have no responsibility to ensure anyone's compliance with any securities laws in connection with the Offering, and Escrow Agent shall not be required to inquire as to the performance or observation of any obligation, term or condition under any other agreements or arrangements.

3.4 Fees. The Company shall pay the Escrow Agent the fees based on the fee schedule attached hereto as Exhibit "D". In addition, the Company shall be obligated to reimburse the Escrow Agent for all fees, costs and expenses incurred or that become due in connection with this Agreement or the Escrow Account, including reasonable attorneys' fees. Neither the modification, cancellation, termination or rescission of this Agreement nor the resignation or termination of the Escrow Agent

shall affect the right of the Escrow Agent to retain the amount of any fee which has been paid, or to be reimbursed or paid any amount which has been incurred or becomes due, prior to the effective date of any such modification, cancellation, termination, resignation or rescission. Escrow Agent is hereby authorized by the Company to deduct from the Escrow Fund any fees not timely paid, and any unpaid fees before final distribution of the Escrow Fund to the Company in accordance with this Agreement; provided, however, that no fees shall be deducted from any amount of Escrow Funds to be returned to Investors. To the extent the Escrow Agent has incurred any such expenses, or any such fee becomes due, prior to any closing, the Escrow Agent shall advise the Company and the Company shall direct all such amounts to be paid directly at any such closing.

3.5 Exculpation. Escrow Agent's duties hereunder shall be strictly limited to the safekeeping of monies, instruments or other documents received by the Escrow Agent and any further responsibilities expressly provided in this Agreement. The Escrow Agent will not be liable for:

(a) the genuineness, sufficiency, correctness as to form, manner or execution or validity of any instrument deposited in the Escrow, nor the identity, authority or rights of any person executing the same;

(b) any misrepresentation or omission in any documentation associated with the Offering or any failure to keep or comply with any of the provisions of any agreement, contract, or other instrument referred to therein; or

(c) the failure of any Soliciting Dealer or Investor to transmit, or any delay in transmitting, any Investor's Purchase Price to the Company or Escrow Agent.

3.6 Interpleader. If (i) conflicting demands are made or notice served upon the Escrow Agent with respect to the escrow or (ii) the Escrow Agent is otherwise uncertain as to its duties or rights hereunder, then the Escrow Agent shall have the absolute right at its election to do either or both of the following:

(a) withhold and stop all further proceedings in, and performance of, this Agreement; or

(b) file a suit in interpleader and obtain an order from the court requiring the parties to litigate their several claims and rights among themselves. In the event such interpleader suit is brought, the Escrow Agent shall be fully released from any obligation to perform any further duties imposed upon it hereunder, and the Company shall pay the Escrow Agent actual costs, expenses and reasonable attorney's fees expended or incurred by Escrow Agent, the amount thereof to be fixed and a judgment thereof to be rendered by the court in such suit.

3.7 Indemnification and Contribution. The Company and the Managing Broker-Dealer (each, an "Indemnifying Party") jointly and severally agree to defend, indemnify and hold Escrow Agent and its affiliates and their respective directors, officers, agents ("Indemnified Parties") harmless from and against all costs, damages, judgments, attorneys' fees, expenses, obligations and liabilities of any kind or nature ("Damages") to the fullest extent permitted by law, from and against any Damages or liabilities related to or arising out of this Agreement which the Indemnified Parties may reasonably incur or sustain in connection with or arising out of the escrow or this Agreement and will reimburse the Indemnified Parties for all expenses (including attorneys' fees) as they are incurred by the Indemnified Parties in connection with investigating, preparing or defending any such action or claim whether or not in connection with pending or threatened litigation in which the Indemnified Parties is

or are a party; provided, however, the Indemnifying Party will not be responsible for Damages or expenses which are finally judicially determined to have resulted from an Indemnified Party's gross negligence or willful misconduct. The provisions of this section shall survive the termination of this Agreement and any resignation of the Escrow Agent.

3.8 Compliance with Orders. If at any time Escrow Agent is served with any judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process which in any way affects the Escrow Funds (including but not limited to orders of attachment or any other forms of levies or injunctions or stays relating to the transfer of the Escrow Funds), Escrow Agent is authorized to comply therewith in any manner as it or its legal counsel of its own choosing deems appropriate; and if Escrow Agent complies with any such judicial or administrative order, judgment, decree, writ or other form of judicial or administrative process, Escrow Agent shall not be liable to any of the parties hereto or to any other person or entity even though such order, judgment, decree, writ or process may be subsequently modified or vacated or otherwise determined to have been without legal force or effect.

3.9 Resignation.

(a) Escrow Agent may resign as escrow holder hereunder upon fourteen (14) days prior written notice to the Company and shall thereupon be fully released from any obligation to perform any further duties imposed upon it hereunder. The Company and Managing Broker-Dealer shall promptly appoint a successor escrow agent. The Escrow Agent will transfer all files and records relating to the Escrow and Escrow Account to any successor escrow holder mutually agreed to in writing by the Company and Managing Broker-Dealer upon receipt of a copy of the executed escrow instructions designating such successor. If the Company and Managing Broker-Dealer have failed to appoint a successor escrow agent prior to the expiration of fourteen (14) calendar days following the delivery of such notice of resignation from Escrow Agent, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor escrow agent or for other appropriate relief, and any such resulting appointment shall be binding upon the Company and Managing Broker-Dealer. The Company and Managing Broker-Dealer shall be jointly and severally liable for Escrow Agent's costs and expenses including attorneys incurred in such proceeding.

(b) In the case of a resignation of the Escrow Agent, the Escrow Agent shall have no responsibility for the appointment of a successor escrow agent hereunder. The successor escrow agent appointed by the Company and Managing Broker-Dealer shall execute, acknowledge and deliver to the Escrow Agent and the other parties an instrument in writing accepting its appointment hereunder. Thereafter, the Escrow Agent shall deliver all of the then-remaining balance of the Escrow Funds, less any expenses then incurred by and unpaid to the Escrow Agent, to such successor escrow agent in accordance with the joint written direction of the Company and Managing Broker-Dealer and upon receipt of the Escrow Funds, the successor escrow agent shall be bound by all of the provisions of this Agreement.

3.10 Filings and Resolution. Concurrently or prior to the execution and delivery of this Agreement, the Company shall deliver to the Escrow Agent a copy of its certificate of formation or other charter documents, resolutions, and any other account agreements requested by Escrow Agent.

3.11 Authorized Representatives. The Company hereby identifies to Escrow Agent the officers, employees or agents designated on Schedule I attached hereto as an authorized representative (each,

an "Authorized Representative") with respect to any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or permitted to be furnished to Escrow Agent. Schedule I may be amended and updated by written notice to Escrow Agent. Escrow Agent shall be entitled to rely on such original or amended Schedule I with respect to any party until a new Schedule I is furnished by such party to Escrow Agent. The Managing Broker-Dealer hereby agrees that any of its officers, employees or agents shall have authority to sign any notice, certificate, instrument, demand, request, direction, instruction, waiver, receipt, consent or other document or communication required or permitted to be furnished to Escrow Agent. If applicable, the Company hereby identifies to Escrow Agent the officers, employees or agents of any Intermediary designated on Schedule I attached hereto as an authorized representative of the Intermediary with respect to any instruction or notice that such Intermediary is required or eligible to give pursuant to this Agreement, including with respect to the disbursement of Escrow Funds and other cash.

3.12 Term. The term of this Agreement shall commence as of the date first above written and shall end on the date that all funds in the Escrow Account are disbursed pursuant to this Agreement and all reporting obligations specified herein have been satisfied.

3.13 Identification Number. The Company represents and warrants that (a) its Federal tax identification number ("TIN") specified on the signature page of this Agreement underneath its signature is correct and is to be used for 1099 tax reporting purposes, and (b) it is not subject to backup withholding. The Company shall provide the Escrow Agent with the TIN and verification that the person or entity is not subject to backup withholding for any person or entity to whom interest is paid on any of the Proceeds, if applicable. Such verification may be evidenced by providing the Escrow Agent a Subscription Agreement containing appropriate language or a copy of a W-9.

3.14 Reliance. When Escrow Agent acts on any communication (including, but not limited to, communication with respect to the transfer of funds) sent by electronic transmission, Escrow Agent, absent gross negligence or willful misconduct, shall not be responsible or liable in the event such communication is not an authorized or authentic communication of the party involved or is not in the form the party involved sent or intended to send (whether due to fraud, distortion or otherwise). Escrow Agent shall not be liable for any losses, costs or expenses arising directly or indirectly from Escrow Agent's reliance upon and compliance with such instructions notwithstanding such instructions conflict or are inconsistent with a subsequent written instruction. The Company and the Managing Broker-Dealer agree to assume all risks arising out of the use of such electronic transmission to submit instructions and directions to Escrow Agent, including without limitation the risk of Escrow Agent acting on unauthorized instructions, and the risk or interception and misuse by third parties.

3.15 Force Majeure. Escrow Agent shall not incur liability for not performing any act or not fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of Escrow Agent (including but not limited to any act or provision of any present or future law or regulation or governmental authority, pandemic or public health emergency, any act of God or war, terrorism or the unavailability of the Federal Reserve Bank or other wire or communication facility).

ARTICLE 4- GENERAL PROVISIONS

4.1 Notice. Any notice, request, demand or other communication provided for hereunder to be given shall be in writing and shall be delivered personally, by certified mail, return receipt requested, postage prepaid, or by transmission by a telecommunications device, and shall be effective (a) on the day when personally served, including delivery by overnight mail and courier service, (b) on the third business day after its deposit in the United States mail, and (c) on the business day of confirmed transmission by telecommunications device. The addresses of the parties hereto (until notice of a change thereof is served as provided in this Section 4.1) shall be as follows:

To the Managing Broker-Dealer:

Dealmaker Securities, LLC
4000 Eagle Point Corporate Drive, Suite 950
Birmingham, Alabama, 35242
Attn: Jonathan Self
647-236-9021
Jself@dealmakersecurities.com

To the Company:

PowerLink Digital Partners I, Inc.
500 7th Avenue
New York, NY 18938
Attn: William B. Hoagland
854-858-2257
Bhoagland@powerlinkdp.com

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132
sbg@enterprisebank.com

with a copy to: Legal Department via email
legaltracking@enterprisebank.com

4.2 Amendments. Except as otherwise permitted herein, this Agreement may be modified only by a written amendment signed by the parties hereto, and no waiver of any provision hereof will be effective unless expressed in a writing signed by the parties hereto.

4.3 Wiring Instructions. In the event fund transfer instructions are given, such instructions must be communicated to Escrow Agent in writing delivered pursuant to Section 4.1. Escrow Agent shall seek confirmation of such instructions by telephone call-back to an Authorized Representative (in the case of the Company), authorized representative of the Intermediary, or other authorized person, and Escrow Agent may rely upon the confirmations of anyone purporting to be the Authorized Representative of the Company, authorized representative of the Intermediary, or other authorized person so designated. Escrow Agent and the beneficiary's bank in any funds transfer may rely solely upon any account numbers or similar identifying numbers provided by the Company or the Intermediary to identify (i) the beneficiary, (ii) the beneficiary's bank, or (iii) an intermediary bank. Escrow Agent may apply any of the Escrow Funds for any payment order it executes using any such identifying number, even when its use may result in a person other than the beneficiary being paid, or

the transfer of funds to a bank other than the beneficiary's bank or an intermediary bank designated. The parties to this Agreement acknowledge that such security procedure is commercially reasonable.

4.4 Notifications.

(a) The Escrow Agent may, but need not, honor and follow instructions, amendments or other orders ("orders") which shall be provided by telephone facsimile transmission ("faxed") to the Escrow Agent in connection with this Agreement and may act thereon without further inquiry and regardless of whom or by what means the actual or purported signature of the Company may have been affixed thereto if such signature in Escrow Agent's sole judgment resembles the signature of the Company. The Company indemnifies and holds the Escrow Agent free and harmless from any and all liability, suits, claims or causes of action which may arise from loss or claim of loss resulting from any forged, improper, wrongful or unauthorized faxed order. The Company shall pay all actual attorney fees and costs reasonably incurred by the Escrow Agent (or allocable to its in-house counsel), in connection with said claim(s).

(b) Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or, solely with regards to business in the normal course, as otherwise from time to time changed or updated, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider or technology, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received.

(c) The Company is responsible for the accuracy and completeness of all communications given by it including those given pursuant to electronic means, including but not limited to email, internet, facsimile or text. Escrow Agent shall not be responsible for any interruption in such communication services and the Company shall be responsible for security of all such services.

4.5 Assignment. Except as permitted in this Section 4.5, neither this Agreement nor any rights or obligations hereunder may be assigned by any party hereto without the express written consent of each of the other parties hereto. This Agreement shall inure to and be binding upon the parties hereto and their respective successors, heirs and permitted assigns. Any corporation into which Escrow Agent may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which Escrow Agent will be a party, or any corporation succeeding to all or substantially all the business of Escrow Agent will be the successor of Escrow Agent hereunder without the execution or filing of any paper with any party hereto or any further act on the part of any of the parties hereto except where an instrument of transfer or assignment is required by law to effect such succession, anything herein to the contrary notwithstanding.

4.6 USA PATRIOT Act. The Company shall provide to Escrow Agent such information as Escrow Agent may reasonably require to permit Escrow Agent to comply with its obligations under

the federal USA PATRIOT Act (Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001). Escrow Agent shall not make any payment of all or a portion of the Escrow Fund, to any person unless and until such person has provided to Escrow Agent such documents as Escrow Agent may require to permit Escrow Agent to comply with its obligations under such Act. Further, Company represents and warrants to Escrow Agent that if it is a hedge fund, it will promptly notify Escrow Agent and enter into any agreement or provide any documentation requested by Escrow Agent.

4.7 Termination. This Agreement shall terminate when all the Escrow Funds have been disbursed or returned in accordance with the provisions of this Agreement.

4.8 Time of Essence. Time is of the essence of these and all additional or changed instructions.

4.9 Counterparts. This Agreement may be executed in counterparts, each of which so executed shall, irrespective of the date of its execution and delivery, be deemed an original, and said counterparts together shall constitute one and the same instrument.

4.10 Governing Law and Jurisdiction. This Agreement shall be governed by, and shall be construed according to, the laws of the State of Missouri. The parties hereby irrevocably submit to the exclusive jurisdiction of the state courts of St. Louis County, Missouri or, if proper subject matter jurisdiction exists, the United States District Court for the Eastern District of Missouri, in any action or proceeding arising out of or relating to this Agreement. Each party hereto further irrevocably consents to the service of any complaint, summons, notice or other process relating to any such action or proceeding by delivery thereof to it by hand or by registered or certified mail, return receipt requested, in the manner provided for herein. Each party hereto hereby expressly and irrevocably waives any claim or defense in any such action or proceeding based on improper venue or *forum non conveniens* or any similar basis.

4.11 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY EXPRESSLY, INTENTIONALLY, AND DELIBERATELY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE (EACH, A "CLAIM"). ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 4.11 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY. In the event that the waiver of jury trial set forth in the previous sentence is not enforceable under the law applicable to this Agreement, the parties to this Agreement agree that any Claim, including any question of law or fact relating thereto, shall, at the written request of any party, be determined by judicial reference pursuant to Missouri law. The parties shall select a single neutral referee, who shall be a retired state or federal judge. In the event that the parties cannot agree upon a referee, the court shall appoint the referee. The referee shall report a statement of decision to the court. Nothing in this paragraph shall limit the right of any party at any time to exercise self-help remedies, foreclose against collateral or obtain provisional remedies. The parties shall bear the fees and expenses of the referee equally, unless the referee orders otherwise. The referee shall also determine all issues relating to the applicability, interpretation, and enforceability of this paragraph.

The parties acknowledge that if a referee is selected to determine the Claims, then the Claims will not be decided by a jury.

4.12 Use of Name. The Company and the Managing Broker-Dealer will not make any reference to Enterprise Bank & Trust in connection with the Offering except with respect to its role as Escrow Agent hereunder, and in no event will the Company or the Managing Broker-Dealer state or imply the Escrow Agent has investigated or endorsed the Offering in any manner whatsoever.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties have executed this Agreement pursuant to due authority as of the date set forth above.

Company:

PowerLink Digital Partners I, Inc.
a Nevada corporation
EIN; 99-3647845

Signed by:
By: ______________________
7DD9088619E54BA...
Name: William B. Hoagland 12/23/2025 | 8:09 AM PST
Its: CEO

Managing Broker-Dealer:

Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

DocuSigned by:
By: ______________________
B32790379D0E45C...
Name: Jonathan Self 12/22/2025 | 9:50 AM PST
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

Signed by:
By: ______________________
8D807557DF98401...
Name: Ernesto Maldonado 12/19/2025 | 12:17 PM PST
Its: SVP, Specialty Escrow Officer

EXHIBIT A

DISBURSEMENT NOTICE

DISBURSEMENT OF OFFERING PROCEEDS

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. PL-47845

Dear Escrow Agent:

1. Reference is made to that certain Escrow Agreement dated as of December 19, 2025 (the "Escrow Agreement") by and among POWERLINK DIGITAL PARTNERS I, INC., a Nevada corporation(the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

2. The Company hereby certifies that the Company has received and accepted subscriptions with gross proceeds of at least $10,000.00.

3. You are hereby directed to disburse Escrow Funds in the amount of $_____________ to the Company as follows: ____

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:

PowerLink Digital Partners I, Inc.
a Nevada corporation
EIN; 99-3647845

By: ______________________________
Name: William B. Hoagland
Its: CEO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: ______________________________
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: ______________________________
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT B

DISBURSEMENT NOTICE TERMINATION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. PL-47845

Dear Escrow Agent:

1. Reference is made to that certain Escrow Agreement dated as of December 19, 2025 (the "Escrow Agreement") by and among POWERLINK DIGITAL PARTNERS I, INC., a Nevada corporation(the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

2. The Company has terminated the Offering prior to the disbursement of offering proceeds pursuant to Section 2.1(c) of the Escrow Agreement.

3. You are hereby directed to disburse the Escrow Funds to Investors as follows:

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
PowerLink Digital Partners I, Inc.
a Nevada corporation
EIN; 99-3647845

By: ______________________________
Name: William B. Hoagland
Its: CEO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: ______________________________
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: ______________________________
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT C

DISBURSEMENT NOTICE CANCELLATION OF SUBSCRIPTION

To the Escrow Agent:

Enterprise Bank & Trust
Attn: Specialty Banking Group
1281 N. Warson
St. Louis, Missouri 63132

[DATE]

Re: Escrow Account No. PL-47845

Dear Escrow Agent:

1. Reference is made to that certain Escrow Agreement dated as of December 19, 2025 (the "Escrow Agreement") by and among POWERLINK DIGITAL PARTNERS I, INC., a Nevada corporation(the "Company"), DealMaker Securities LLC, a Delaware limited liability company (the "Managing Broker-Dealer") and ENTERPRISE BANK & TRUST (in its capacity as escrow holder, the "Escrow Agent"). All terms used but not defined herein shall have the respective meanings given such terms in the Escrow Agreement.

2. The Investor has terminated Investor's Subscription or the Company has rejected Investor's Subscription, in whole or in part, prior to the disbursement of offering proceeds pursuant to Section 2.1(d) of the Escrow Agreement and, if applicable, in compliance with Regulation CF, 17 C.F.R. 227.304.

3. You are hereby directed to disburse the Escrow Funds to the Investor as follows: ________________________

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the undersigned has executed this statement as of the date first hereinabove set forth.

Company:
PowerLink Digital Partners I, Inc.
a Nevada corporation
EIN; 99-3647845

By: ______________________________
Name: William B. Hoagland
Its: CEO

Managing Broker-Dealer:
Dealmaker Securities, LLC
a Delaware limited liability company
EIN; 86-3978437

By: ______________________________
Name: Jonathan Self
Its: CCO

Escrow Agent:
Enterprise Bank & Trust

By: ______________________________
Name: Ernesto Maldonado
Its: SVP, Specialty Escrow Officer

EXHIBIT D

ESCROW AGENT SCHEDULE OF FEES

Escrow Account Servicing Fee (Annually):	$1,000.00
Tax Reporting:	$10.00/per 1099 filing
Outgoing Domestic Wire	$25.00 per wire
Incoming Domestic Wire	$12.50 per wire
International Wire	$45.00 per wire
Escrow Repaper	$500.00
Additional Disbursements	$100.00 per disbursement
Demand Statements	$6.00 per statement

*Escrow fees due upon account opening. Disbursement fees may apply

NOTE: All other standard bank fees apply. Please see current fee schedule for a summary of all bank fees.

The Escrow Account Servicing Fee, if not paid at the time of final disbursement of the funds, may debited by Escrow Agent from the balance remaining in the Escrow Account upon final disbursement of the funds to the Company in accordance with the Agreement.

SCHEDULE I

ESCROW ACCOUNT SIGNING AUTHORITY

Authorized Representative(s) of Company

The undersigned certifies that each of the individuals listed below is an authorized representative of the Company with respect to any instruction or other action to be taken in connection with the Escrow Agreement and Enterprise Bank & Trust shall be entitled to rely on such list until a new list is furnished to Enterprise Bank & Trust.

Signature: ______________________________	Signature: ______________________________
Print Name: ____________________________	Print Name: ____________________________
Title: _________________________________	Title: _________________________________
Phone: ________________________________	Phone: ________________________________
Email: _________________________________	Email: _________________________________

The undersigned further certifies that he or she is duly authorized to sign this Escrow Account Signing Authority.

Signature: __________________________ **
Name: [_________]
Its: [_________]
Date: [_________]

**To be signed by corporate secretary/assistant secretary. When the secretary is among those authorized above, the president must sign in the additional signature space provided below. For entities other than corporations, an authorized signatory not signing above should sign this Escrow Account Signing Authority.

(Additional signature, if required)`

Signature: __________________________
Name:
Its:
Date:

If Company is using an Intermediary, (as defined by Regulation CF, 17 C.F.R. Part 227), the following shall be authorized representatives of the Intermediary:

Signature: ______________________________	Signature: ______________________________
Print Name: ____________________	Print Name: ____________________________
Title: _________________________________	Title: _________________________________
Phone: ________________________________	Phone: ________________________________
Email: _________________________________	Email: _________________________________

EXHIBIT K

Screenshot of landing page and transcripts

PowerLink

INVEST NOW | Form C | SEC.gov | Investor Education

Transform. Profit. Scale.

Reinventing tire recycling

Join us as we aim to transform global tire recycling through innovation and for profit.

INVEST NOW
$6 Share Price | $501.84 Minimum Investment

Form C | SEC.gov | Investor Education

Investments are subject to a 2% processing fee.

We're not just talking about it. We're monetizing it.

Every year, millions* of tons of tires are discarded to landfills,[1] releasing **carcinogens, microplastics, and methane** into our air, land, rivers, and oceans.

The challenge is massive—but so is the opportunity.



*A systematic review of the environmental and health effects of waste tires recycling. Hashamfirooz, M., Dehghani, M. H., Khanizadeh, M., Aghaei, M., Bashardoost, P., Hassanvand, M. S., Hassanabadi, M., & Momeniha, F. (2025). Heliyon, 11(2). https://doi.org/10.1016/j.heliyon.2025.e41909

PowerLink is redefining recycling.

Our advanced process extracts **valuable materials from end-of-life tires** while generating energy that fuels our operations—and then some.

Our generators are carbon-neutral and powered by diesel made in our recycling process.



We Are Committed to:

- **Driving Profits Through Innovation** – Extracting high-value commodities: steel and rubber for resale, and gases which are transformed into low-carbon diesel.
- **Eliminating Toxic Tire Waste** – Preventing the spread of carcinogens, microplastics, methane, and disease-carrying pests.
- **Positioning America as a Technology Leader** – Setting the global standard for recycling and efficiency.
- **Creating Jobs & Economic Growth** – Proving that profitability and recycling can go hand in hand.

"We're in the business of reinventing what's possible while delivering value for the planet, people, and our shareholders."
— Brad Hoagland, Founder & CEO

The problem: tire waste is toxic and wasted potential.

Every year, 1.5 billion tires are produced, and 17 million tons are discarded.[1]
These waste tires create serious burdens:

- **Health Risks** – Carcinogens and microplastics leach into soil and water, reaching the global food supply.[2]
- **Methane is Released** – Into the atmosphere, a gas 28x more potent than CO_2.
- **Pest Infestations** – A breeding ground for mosquitoes and rodents.
- **Fire Hazards** – Highly flammable, releasing toxic smoke.
- **Inefficiency** – 75% of a tire's volume is empty, making storage and transport costly.[1]



***78%** of ocean microplastics are synthetic tire rubber. They find their way into fish and seafood, and subsequently our own food chain.*[2]

The upside: there is money to be made from untapped raw materials.

Within the 17 million tons of tires discarded every year are millions of tons of the following materials, ready for recycling:

High-Carbon Steel



Rubber Composites



Hydrocarbon Chains
(Converted to Low-Carbon Diesel)



Propane



By stopping decomposition and extracting these materials through our proprietary digester, **we close the loop on the tire lifecycle.**

How it works

We use what can be thought of as an industrial stomach. Food enters the stomach where it is broken down through the digestive process and nutrients fuel the body. Similarly, our system takes tires and digests them into raw materials that are sold and used to generate power for the digester itself—while also producing surplus energy for sale.

Our process operates at lower temperatures and more efficiently than competing methods—generating 20%-40% higher material yields.


INPUT FEED CONVEYOR BELT
PROPRIETARY DIGESTION UNIT
1 Tires are shredded and steel is recovered. Next, the rubber shreds enter our digester and are treated with a proprietary catalyst.
2 Materials break down into valuable components—gases and rubber.
3 Gases are converted into low-carbon diesel and propane product, enabling the system to be self-sustaining.

A Perpetual Motion Machine

We designed our digesters to power themselves as part of the recycling process. As long as tires are being digested, our plants are powered. We are working with experts from Rockwell and Motorola in the design of our warehouse (large scale) and containerized (highly mobile) digesters—bringing tire recycling closer to the waste, reducing costs, and increasing efficiency.

Our initial systems getting ready to deploy.



PowerLink Max®

Large-Scale Warehouse Processing

- Industrial-scale digesting and recycling
- Self-powering by transforming recycled gases into low-carbon diesel to power its generator.

PowerLink Mobile®

Containerized Recycling

- Universal shipping container design for remote and infrastructure-limited locations
- Transportable by cargo ship, truck, or train
- Self-powering by transforming recycled gases into low-carbon diesel to power its generator


Reinventing tire recycling
PowerLink

Both solutions can provide scalable, efficient, and profitable recycling, transforming toxic, decomposing tires into valuable raw materials and energy.

Revenue streams: turning waste into profit.

PowerLink isn't just recycling—we're creating multiple revenue streams from tires:

- **Raw Material Sales** – Extracted steel, rubber composites, and hydrocarbons converted to fuels.
- **Energy Sales** – Excess electricity is sold back to the grid, turning waste into power.
- **Tire Disposal Fees** – In some locations, businesses or municipalities will pay us to eliminate their tire waste.


PowerLink

Offering terms

OFFERING TYPE	TARGET RAISE	MINIMUM INVESTMENT	SHARE TYPE
Regulation CF	$5 Million	$501.84	Common Stock

Each investment has a processing fee of 2%.

SHARE PRICE	AUDITOR	LAW FIRM
$6*	Assurance Dimensions, LLC	Solon Law

Until our first non-US contract is signed or other major revenue event.

About us

Founded in 2024, PowerLink is a **bold, relentless, and unapologetically innovative** technology company. We don't just clean up waste—we aim to turn it into profit, challenging outdated systems and redefining what's possible.

We believe in action over promises, science over perception, and results that deliver returns. With our large-scale warehouse digester and groundbreaking mobile containerized digester, we're tackling tire waste at every level—creating financial opportunity and environmental impact.

PowerLink isn't just recycling. We're reinventing waste, turning it into value for the planet, people, and our shareholders.



Investment Guide



Reinventing for-profit tire recycling
Transform. Profit. Scale.
Join us as we aim to revolutionize global tire recycling through profitable innovation.
To invest, please visit our offering page or schedule a call.
PowerLink

To learn more about PowerLink and the benefits of investing, download our complimentary investment guide.

DOWNLOAD OUR GUIDE

Executive team



Brad Hoagland
Founder & CEO



Dan Koehler
Co-Founder & Chief Operating Officer



Gene Taylor
Co-Founder & Chief Global Development & Integration Officer



Michael Pollack
Chief Financial Officer



Karla Meza
Investor Relations



Britt Swann
Co-Founder & VP of Finance



Wayne Scholar
Co-Founder & Chief Technology Officer



Jeff Fehlan
Chief of Hardware Engineering

FAQs

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing?

Are these investments risky? There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of PowerLink (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions. The exceptions are sales to: (i) to the Company; (ii) to an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act; (iii) as part of an offering registered under the Securities Act with the SEC; or (iv) to a member of the Investor's family or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Exceptions to limitations on selling shares during the one-year lockup period: In the event of death, divorce, or similar circumstance, shares can be transferred to: The company that issued the securities An accredited investor A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the landing pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on it's website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

DealMaker Securities is serving as the intermediary for this offering. Once an offering ends, there is no guarantee that DealMaker Securities will have a relationship with the company. The company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide one.

PowerLink

500 7th Ave., NY, NY 10018

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Sources:

[1] A systematic review of the environmental and health effects of waste tires recycling. Hashamfirooz, M., Dehghani, M. H., Khanizadeh, M., Aghaei, M., Bashardoost, P., Hassanvand, M. S., Hassanabadi, M., & Momeniha, F. (2025). Heliyon, 11(2). https://doi.org/10.1016/j.heliyon.2025.e41909

[2] Road Hazard: Evidence Mounts on Toxic Pollution from Tires, Yale Environment 360, September 19, 2023 https://e360.yale.edu/features/tire-pollution-toxic-chemicals

Past performance is not indicative of future results. Any investment or financial decisions made based on past data should not be considered a guarantee of future performance. Always consult with a qualified financial advisor or professional before making investment decisions.

Investments in private placements, and start-up investments in particular, are long-term, illiquid, speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations.

Copy
Discarded tires aren’t just an afterthought—they're an economic and environmental disaster. By 2030, the yearly production of discarded tires is predicted to grow to 1.2 billion tires, leaching toxins, fueling fires, and breeding disease-carrying pests.
Perhaps worst of all, end-of-life tires are the largest source of microplastics in our oceans, coming downstream from polluted rivers and landfills, entering our food supply.
Now, the opportunity. Trapped in those tires are high-demand materials ready to be processed and sold: steel, rubber, propane, and gases that can be transformed into low-carbon diesel.
We see this crisis not just as a challenge, but as a massive opportunity.
We’re PowerLink, a for-profit recycling company
Our proprietary process breaks down tires into valuable physical and gaseous resources. The PowerLink Digestion System delivers 20%–40% higher yields than competing methods and is self-sustaining, using the very fuel it produces to power its own operations.
We’re developing two game-changing products:
First, PowerLink Max is a large-scale warehouse digester with planned initial locations in Arizona and South Carolina.
Second, PowerLink Mobile is a compact digester that fits into two shipping containers designed for remote locations lacking infrastructure or access. If a shipping container can get there, so can PowerLink Mobile. We aim to deploy the PowerLink Mobile in 2026.

We are offering common stock shares in PowerLink through our capital raise.
Join us for for-profit tire recycling. To purchase shares, please click the invest button on our offering page and read our offering circular before investing.